Registration No. 0107537000939

ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED

Ref : CSD 004/2008

January 3rd, 2008

[redacted]

08000156

Securities and Exchange Commission
Office of International Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re : Italian-Thai Development Public Company Limited
Information Furnished Pursuant to Rule12g3-2(b)
Under the Securities Exchange Act of 1934

SUPPL

Ladies and Gentlemen :

We are submitting this letter and the enclosed documents listed in Annex A to supplement the submission of documents pursuant to Rule 12g 3-2 (b) under the Securities Exchange Act of 1934. The enclosed documents should bring file on the Company up to date.

PROCESSED
JAN 22 2008
THOMSON
FINANCIAL

Very truly yours,

Mr. Chatichai Chutima
Vice President (Finance Division)

Enclosures

E-Mail : cccs@itd.co.th

2034/132-161 ITALTHAI TOWER, NEW PETCHBURI ROAD, BANGKAPI, HUAYKWANG, BANGKOK 10320, THAILAND
P.O. BOX 1011 NEW PETCHBURI, TEL : (66 2) 716-1600, FAX : (66 2) 716-1488, www.itd.co.th

Annex A

1. Financial Statement as of September 30, 2007
2. The Report of material events field with the Stock Exchange of Thailand ("SET") from November 2007 - January 2008

Italian-Thai Development Public Company Limited and Subsidiaries

Interim Financial Statements for the
Three-month and Nine-month Periods ended
30 September 2007 and 2006 and
Review Report of the Independent Auditor

REVIEW REPORT OF THE INDEPENDENT AUDITOR

To the Board of Directors of Italian-Thai Development Public Company Limited

I have reviewed the accompanying consolidated balance sheet as at 30 September 2007 of Italian-Thai Development Public Company Limited and subsidiaries, the related consolidated statements of income for the three-month and nine-month periods ended 30 September 2007, and statements of changes in shareholders' equity and cash flows for the nine-month period ended 30 September 2007. I have also reviewed the separate balance sheet as at 30 September 2007 of Italian-Thai Development Public Company Limited, the related statements of income for the three-month and nine-month periods ended 30 September 2007, and statements of changes in shareholders' equity and cash flows for the nine-month period ended 30 September 2007. These financial statements are the responsibility of the Company's management as to their correctness and completeness of the presentation. My responsibility is to issue a report on these financial statements based on my review. I did not review the financial statements of two overseas project offices, two overseas branches, an overseas subsidiary and two overseas joint ventures, with total assets as at 30 September 2007 comprising 22.5% of consolidated assets and total revenues for the three-month and nine-month periods ended 30 September 2007 comprising 22.9% and 22.4%, respectively, of consolidated revenues. Such total assets and revenues as included in the consolidated financial statements were reviewed by other auditors whose reports have been furnished to me. My report, in so far as it relates to those overseas project offices, branches, subsidiary and joint ventures, are based on the reports of those other auditors. The consolidated statements of income for the three-month and nine-month periods ended 30 September 2006, and statements of changes in shareholders' equity and cash flows for the nine-month period ended 30 September 2006 of Italian-Thai Development Public Company Limited and subsidiaries and the separate financial statements for the three-month and nine-month periods ended 30 September 2006 of Italian-Thai Development Public Company Limited, (as restated), presented for comparative purposes, were based on consolidated financial statements and separate financial statements reviewed by other auditor who reported, under her qualified report dated 14 November 2006, with exception for the possible effects of total assets of two overseas joint ventures, comprising 1.4% of consolidated assets and total revenues for the three-month and nine-month periods then ended 30 September 2006, comprising 4.1% and 4.0%, respectively, of consolidated revenues, that had not been reviewed by other auditors, and with emphasis on the uncertainties as to the recoverability of receivable from a debtor whose debts are still under the process of debt restructuring,

Somchai

and the Company's contingent liabilities for the guarantee of a Special Purpose Vehicle Company that had been established to assumed the Company's restructured debts totalling Baht 1,963 million on which gains totalling Baht 229 million from the transfer of the subordinated assets had not been recognized and an allowance for loss of Baht 630 million had been made in the accounts.

Except for the matters discussed in the third and fourth paragraphs, I conducted my review in accordance with auditing standard applicable to review engagement. That standard requires that I plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatements. A review is limited primarily to inquiries of the Company personnel and analytical review procedures applied to financial data and thus provides less assurance than an audit in accordance with generally accepted auditing standards. Accordingly, I do not express such an audit opinion on the reviewed financial statements.

The consolidated financial statements for the three-month and nine-month periods ended 30 September 2007 include the financial statements of eight local and overseas joint ventures with total assets comprising 4.1% of consolidated assets and total revenues for the three-month and nine-month periods then ended comprising 5.5% and 4.2%, respectively, of consolidated revenues and investments in associated companies accounted for by equity method comprising 0.3% of consolidated assets. Those financial statements were based on financial information complied by the management of such joint ventures and associated companies which have not been reviewed by auditors because the joint ventures and associated companies are not under the control of the Company's management. Nevertheless, we were informed by the Company management that the financial statements of those joint ventures and associated companies as at 31 December 2006 have already been audited without significant adjustments.

Based on the report of other auditor of an overseas subsidiary and joint venture, trade accounts receivable of subsidiary as at 30 September 2007 include variation claims of Baht 376 million recognized in the earlier years, which has been disputed by the customer. Of these claims, the arbitrator had issued a verdict in favour of the Company of Baht 166 million. However, the total amount has still been challenged by the customer. Trade accounts receivable of such subsidiary and joint venture as at 30 September 2007 also include Baht 652 million billed for interim work for work done which have not been certified by customers beyond normal periods of certification. Considering the nature of the

Company's business, management is unable to determine the age of such bills. Currently, the Company is in the process of rectification.

Based on my review and the reports of other auditors, except for the effects on the consolidated financial statements for the three-month and nine-month periods ended 30 September 2007 of the review scope limitation described in the third paragraph and except for the impact (which may occur and cannot presently be determined) of the matter discussed in the fourth paragraph which depends on the judicial process in the future and which other auditor unable to assess due to a scope limitation imposed by circumstance, nothing has come to my attention that causes me to believe that the accompanying financial statements are not presented fairly, in all material respects, in accordance with generally accepted accounting principles.

Without modifying my above review report, I draw attention to the followings:

1) As disclosed in Note 1.4 to the financial statements, effective 1 January 2007, the Company changed its accounting policy to account for investments in subsidiary and associated companies and joint ventures, from the equity method to the cost method, to conform with the Accounting Standard No. 44 (revised 2007) "Consolidated and Separate financial statements" by making retroactive adjustments to its separate financial statements for the previous year, shown for comparative purpose, as if it had consistently accounted for its investments by the cost method. The effects of the change in accounting policy are properly disclosed in Note to the financial statements. I have reviewed the adjustments from the change in accounting policy and noted that they have been properly made.

2) As disclosed in Note 24 to the financial statements, at the beginning of 2007 the Company and a joint venture received a letter from The National Assets Examination Committee (NAEC) informing the appointment of the inspection subcommittee and inspection responsibilities to investigate the facts on the procurement of a baggage-handling system and the CTX bomb scanners for Suvarnabhumi Airport, and the inspection for cracks on the runways and taxiways at Suvarnabhumi Airport. The Company so far has not received any claim for damages. The management believes that the Company does not have to be responsible for any damage.

Somckid

3) As disclosed in Note 21 to the financial statement, the Company has investment in a potash mine project of Baht 3,236 million that the concession for the project is being processed from the government. The Company's management believes that this project will generate benefits both for nearby areas and for the country, and the project will be approved by the government and operational as planned.

The consolidated financial statements of Italian-Thai Development Public Company Limited and its subsidiaries, and the separate financial statements of Italian-Thai Development Public Company Limited for the year ended 31 December 2006 were audited in accordance with generally accepted auditing standards by another auditor who, under her report dated 1 March 2007, expressed a qualified opinion thereon with an exception on the effect of overseas project offices in India that have not been audited by other auditors, and with emphasis on 1) uncertainty as to the Company's collectibility of receivable from a debtor who has been in the process of debt restructuring and the Company's contingent liabilities for the guarantee of a Special Purpose Vehicle Company's debts, 2) the notification from The National Assets Examination Committee to investigate the Company involvement in the procurement of a baggage-handling system and the CTX bomb scanners for Suvarnabhumi Airport, and 3) the Company investment in a potash mine project which the concession is still being processed from the government. The consolidated balance sheet as at 31 December 2006 and separate balance sheet at the same date (as restated), presented for comparative purposes, are an integral part of those financial statements audited by other auditor. I have not performed any additional audit procedures on those financial statements, except for the review of such adjustments referred to in the sixth paragraph and noted that they were appropriately recorded.

Somckid Tiatragul

MR. SOMCKID TIATRAGUL
Certified Public Accountant
Registration No. 2785

Bangkok, Thailand
13 November 2007

BALANCE SHEETS

AS AT 30 SEPTEMBER 2007 AND 31 DECEMBER 2006

(Unit : Thousand Baht)

	Notes	CONSOLIDATED		SEPARATE F/S	
		30 September 2007 (Unaudited but reviewed)	31 December 2006 (Audited)	30 September 2007 (Unaudited but reviewed)	31 December 2006 (Audited) (Restated)
ASSETS					
CURRENT ASSETS					
Cash and deposits with banks	2	2,666,269	3,312,272	1,005,419	1,878,076
Restricted deposits with banks	3	663,830	610,821	569,289	607,563
Short - term investments		410	40,022	-	-
Trade accounts receivable - unrelated parties - net	4	6,635,531	7,052,591	3,642,314	3,675,448
Trade accounts receivable - related parties - net	5	1,163,254	1,108,069	1,480,867	1,210,925
Short-term loans and advances to related parties - net	6	-	52,948	1,509,458	1,217,898
Unbilled receivable		10,956,881	9,554,208	5,281,181	5,420,146
Current portion of accounts receivable - retentions		1,392,867	1,644,127	977,157	1,278,292
Inventories - net		3,330,208	2,759,739	1,488,310	1,487,660
Other current assets					
Withholding tax deducted at sources		1,887,031	1,471,158	1,381,222	1,024,608
Refundable value added tax		60,895	43,879	-	-
Advances for machinery, material purchase, and land awaiting development		648,280	396,165	104,632	117,228
Current portion of receivable from sale of land		6,222	86,465	-	-
Others		358,633	203,532	132,047	84,036
Total Current Assets		29,770,311	28,335,996	17,571,896	18,001,880
NON - CURRENT ASSETS					
Accounts receivable - retentions - net of current portion		95,796	148,079	-	-
Advances for subcontractors		411,856	430,470	264,540	200,937
Investments in subsidiary, associated companies, and joint venture - net	7.1	172,211	171,733	6,398,245	6,028,379
Other long - term investments - net	7.2	1,459,470	1,445,923	1,434,943	1,415,496
Investment in potash mine project	21	3,236,149	3,236,149	-	-
Excess of net book value of subsidiaries over cost of investments		(10,036)	(10,036)	-	-
Long - term loans and advances to related parties - net	8.1	120,493	67,921	1,134,180	1,393,334
Loan to unrelated parties	8.2	125,461	143,440	122,894	143,440
Land held for sale and development		716,729	441,779	-	-
Property, plant and equipment - net	9	15,250,217	15,240,158	10,451,486	10,653,909
Deferred charges		22,060	80,036	-	-
Goodwill - net		507,740	514,224	-	-
Other non - current assets		301,186	407,410	88,000	115,692
Total Non - Current Assets		22,409,332	22,317,286	19,894,288	19,951,187
TOTAL ASSETS		52,179,643	50,653,282	37,466,184	37,953,067

BALANCE SHEETS

AS AT 30 SEPTEMBER 2007 AND 31 DECEMBER 2006

(Unit : Thousand Baht)

	Notes	CONSOLIDATED		SEPARATE F/S	
		30 September 2007 (Unaudited but reviewed)	31 December 2006 (Audited)	30 September 2007 (Unaudited but reviewed)	31 December 2006 (Audited) (Restated)
LIABILITIES AND SHAREHOLDERS' EQUITY					
CURRENT LIABILITIES					
Bank overdrafts and short - term loans from financial institutions	10	6,144,626	8,368,858	2,621,727	6,101,453
Current portion of liabilities under trust receipts		248,693	344,544	91,720	291,330
Trade accounts payable - unrelated parties		6,685,465	7,080,066	3,892,018	4,347,571
Receipt in excess of contract work in progress		932,219	782,951	932,219	606,557
Trade accounts payable - related parties	11	1,363,925	1,398,660	1,150,915	959,425
Short-term loans and advances from related parties	12	764,346	953,393	-	-
Current portion of advances from customers under construction contracts		3,745,665	2,719,962	2,499,672	2,447,835
Current portion of hire purchase payables		405,496	403,522	384,399	396,799
Current portion of long-term loans	13	1,497,723	869,020	974,840	526,608
Current portion of debentures		1,054,791	-	1,054,791	-
Other current liabilities					
Income tax payable		83,226	32,949	9,427	1,850
Value added tax payable		-	-	37,026	28,265
Accrued expenses		1,341,847	1,232,093	387,585	454,601
Current portion of reserve for project expenses		41,649	48,342	41,649	48,342
Current portion of allowance on contingent liabilities		321,857	-	321,857	-
Advance received from customer for land purchase		218,743	224,908	-	-
Accounts payable to related party - for purchase of investment		62,484	62,484	66,809	56,809
Retentions payable		506,994	484,950	348,320	283,108
Loan from directors		167,405	2,669	-	-
Others		614,525	478,922	217,477	283,875
Total Current Liabilities		26,201,679	25,488,293	15,032,451	16,834,428
NON - CURRENT LIABILITIES					
Liabilities under trust receipts - net of current portion		28,880	36,632	28,880	36,632
Advances from customers under construction contracts - net of current portion		1,957,242	3,453,918	776,008	1,909,554
Hire purchase payables - net of current portion		573,889	621,678	550,427	608,033
Long-term loans - net of current portion	13	4,707,725	1,971,472	3,779,479	718,698
Debentures		704,231	1,755,464	704,231	1,755,464
Reserve for project expenses - net of current portion		9,923	30,408	9,923	30,408
Deferred gain on transferring assets to special purpose vehicle	17.1	229,574	229,574	229,574	229,574
Allowance for contingent liabilities - net of current portion	17.1	1,025,217	1,331,628	1,025,217	1,331,628
Allowance for loss on construction project		594,558	696,370	594,558	696,370
Other non - current liabilities		150,036	55,787	114,493	55,787
Total Non - Current Liabilities		9,981,275	10,182,931	7,812,790	7,372,148
TOTAL LIABILITIES		36,182,954	35,671,224	22,845,241	24,206,576

The accompanying notes form an integral part of the interim financial statements.

BALANCE SHEETS

AS AT 30 SEPTEMBER 2007 AND 31 DECEMBER 2006

(Unit : Thousand Baht)

		CONSOLIDATED		SEPARATE F/S	
		30 September 2007	31 December 2006	30 September 2007	31 December 2006
	Notes	(Unaudited but reviewed)	(Audited)	(Unaudited but reviewed)	(Audited) (Restated)
LIABILITIES AND SHAREHOLDERS' EQUITY (CONTINUED)					
SHAREHOLDERS' EQUITY					
Share capital - ordinary share at Baht 1 par value					
Registered, issued and fully paid share capital					
4,193,678,180 shares		4,193,678	4,193,678	4,193,678	4,193,678
Share premium		5,515,363	5,515,363	5,515,363	5,515,363
Unrealised gain on changes in value of investments		178,053	154,944	310,124	271,689
Translation adjustments for foreign financial statements		25,363	(31,742)	29,207	41,765
Retained earnings					
Appropriated - statutory reserve		390,369	390,369	382,364	382,364
Unappropriated		5,272,608	4,379,260	4,190,207	3,341,632
Equity attributable to the Company's shareholders		15,575,434	14,601,872	14,620,943	13,746,491
Minority interests - Equity attributable to minority shareholders of subsidiaries		421,255	380,186	-	-
Total Shareholders' Equity		15,996,689	14,982,058	14,620,943	13,746,491
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		52,179,643	50,653,282	37,466,184	37,953,067

_______________ Director

_______________ Director

ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED

The accompanying notes form an integral part of the interim financial statements.

STATEMENTS OF INCOME

FOR THE THREE - MONTH PERIODS ENDED 30 SEPTEMBER 2007 AND 2006

(Unit : Thousand Baht)

	Notes	CONSOLIDATED 2007	CONSOLIDATED 2006	SEPARATE F/S 2007	SEPARATE F/S 2006 (Restated)
REVENUES	14				
Revenues from construction work		11,149,692	9,706,671	7,283,610	6,391,525
Dividend income and shares of profit from the joint ventures		-	-	2,325	18,365
Interest income		6,014	23,562	13,878	10,920
Gain on exchange rate		-	5,160	-	9,319
Others		137,720	134,753	119,790	41,796
Total Revenues		11,293,426	9,870,146	7,419,603	6,471,925
EXPENSES	14				
Cost of construction work		10,410,861	9,666,165	6,805,244	6,533,130
Provision for loss on construction project		-	758,047	-	758,047
Administrative expenses		259,701	305,592	196,802	170,516
Loss on exchange rate		32,162	-	27,309	-
Total Expenses		10,702,724	10,729,804	7,029,355	7,461,693
Income (loss) from Operations		590,702	(859,658)	390,248	(989,768)
Allowance for doubtful accounts		(49,470)	(10,522)	(57,893)	(4,507)
Loss on impairment of assets and contingent liabilities		(15,446)	(630,146)	(15,446)	(630,146)
Share of loss from investments accounted for by equity method - net		(6,555)	(1,907)	-	-
Income (loss) before Interest Expense and Income Tax		519,231	(1,502,233)	316,909	(1,624,421)
Interest expense		(327,296)	(276,039)	(187,492)	(172,904)
Income tax	15	(27,347)	(11,154)	(4,683)	-
Income (loss) after Income Tax		164,588	(1,789,426)	124,734	(1,797,325)
Minority Interests in Net Income		(32,504)	(6,205)	-	-
NET INCOME (LOSS) FOR THE PERIOD		132,084	(1,795,631)	124,734	(1,797,325)
BASIC EARNINGS PER SHARE					
Net income (loss) (Baht per share)		0.03	(0.43)	0.03	(0.43)
Weighted average number of ordinary shares (Unit : Thousand shares)		4,193,678	4,193,678	4,193,678	4,193,678

The accompanying notes form an integral part of the interim financial statements.

STATEMENTS OF INCOME

FOR THE NINE - MONTH PERIODS ENDED 30 SEPTEMBER 2007 AND 2006

(Unit : Thousand Baht)

	Notes	CONSOLIDATED		SEPARATE F/S	
		2007	2006	2007	2006 (Restated)
REVENUES	14				
Revenues from construction work		33,409,564	27,716,474	21,857,086	18,087,947
Dividend income and shares of profit from the joint ventures		-	-	211,157	214,302
Interest income		30,020	60,669	48,158	51,715
Others		579,199	403,383	502,062	275,665
Total Revenues		34,018,783	28,180,526	22,618,463	18,629,629
EXPENSES	14				
Cost of construction work		31,036,349	26,510,035	20,427,080	17,511,627
Provision for loss on construction project		-	758,047	-	758,047
Administrative expenses		940,569	915,989	605,890	522,617
Loss on exchange rate		76,648	115,165	91,700	88,529
Total Expenses		32,053,566	28,299,236	21,124,670	18,880,820
Income (loss) from Operations		1,965,217	(118,710)	1,493,793	(251,191)
Reversal of allowance (allowance) for doubtful accounts		73,123	(27,045)	(36,022)	(5,877)
Loss from devaluation of investment		(20,573)	-	(20,573)	-
Reversal of allowance for impairment of investment		-	63,639	-	63,639
Loss on impairment of assets and contingent liabilities		(15,446)	(630,146)	(15,446)	(630,146)
Share of profit from investments accounted for by equity method - net		6,869	9,689	-	-
Income (loss) before Interest Expense and Income Tax		2,009,190	(702,573)	1,421,752	(823,575)
Interest expense		(950,782)	(664,187)	(566,588)	(413,690)
Income tax	15	(113,366)	(32,298)	(6,589)	-
Income (loss) after Income Tax		945,042	(1,399,058)	848,575	(1,237,265)
Minority Interests in Net Income		(51,694)	(21,173)	-	-
NET INCOME (LOSS) FOR THE PERIOD		893,348	(1,420,231)	848,575	(1,237,265)
BASIC EARNINGS PER SHARE					
Net income (loss) (Baht per share)		0.21	(0.34)	0.20	(0.30)
Weighted average number of ordinary shares					
(Unit : Thousand shares)		4,193,678	4,193,678	4,193,678	4,193,678

ITALIAN - THAI DEVELOPMENT PUBLIC COMPANY LIMITED AND SUBSIDIARIES

(Unaudited but reviewed)

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE NINE - MONTH PERIODS ENDED 30 SEPTEMBER 2007 AND 2006

(Unit: Thousand Baht)

	Issued and paid-up share capital	Share premium	Unrealised gain on changes in value of investments	Foreign financial statements translation adjustment	Retained earnings		Minority interests	Total
					Statutory reserve	Unappropriated		
CONSOLIDATED								
Balance - as at 1 January 2006	4,193,678	5,515,363	7,380	7,323	388,897	6,777,895	280,644	17,171,180
Unrealised gain on changes in value of investments	-		7,664	-		-	-	7,664
Translation adjustment for foreign financial statements	-	-	-	(58,503)	-	-	(10,941)	(69,444)
Net loss for the period	-	-	-	-	-	(1,420,231)	-	(1,420,231)
Dividend payments	-	-	-	-	-	(251,621)	-	(251,621)
Minority interests in net profit for the period	-	-	-	-	-	-	21,173	21,173
Dividend for minority interests	-	-	-	-	-	-	(9,808)	(9,808)
Balance - as at 30 September 2006	4,193,678	5,515,363	15,044	(51,180)	388,897	5,106,043	281,068	15,448,913
Balance - as at 1 January 2007	4,193,678	5,515,363	154,944	(31,742)	390,369	4,379,260	380,186	14,982,058
Unrealised gain on changes in value of investments	-	-	23,109	-	-	-	-	23,109
Translation adjustment for foreign financial statements	-	-	-	57,105	-	-	(817)	56,288
Net income for the period	-	-	-	-	-	893,348	-	893,348
Minority interests in net profit for the period	-	-	-	-	-	-	51,694	51,694
Dividend for minority interests	-	-	-	-	-	-	(9,808)	(9,808)
Balance - as at 30 September 2007	4,193,678	5,515,363	178,053	25,363	390,369	5,272,608	421,255	15,996,689

The accompanying notes form an integral part of the interim financial statements.

ITALIAN - THAI DEVELOPMENT PUBLIC COMPANY LIMITED AND SUBSIDIARIES

(Unaudited but reviewed)

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (Continued)

FOR THE NINE - MONTH PERIODS ENDED 30 SEPTEMBER 2007 AND 2006

(Unit: Thousand Baht)

	Note	Issued and paid-up share capital	Share premium	Unrealised gain on changes in value of investments	Foreign financial statements translation adjustment	Retained earnings		Total
						Statutory reserve	Unappropriated	
SEPARATE F/S								
Balance - as at 1 January 2006 - as previously reported		4,193,678	5,515,363	7,380	(32,385)	382,364	6,784,428	16,850,828
Adjustments for cumulative effect of the change in accounting policy	1.4	-	-	137,156	(81,270)	-	(1,234,733)	(1,178,847)
Balance - as at 1 January 2006 - restated		4,193,678	5,515,363	144,536	(113,655)	382,364	5,549,695	15,671,981
Unrealised gain on changes in value of investments		-	-	7,664	-	-	-	7,664
Translation adjustment for foreign financial statements		-	-	-	(18,795)	-	-	(18,795)
Net loss for the period - restated		-	-	-	-	-	(1,237,265)	(1,237,265)
Dividend paid		-	-	-	-	-	(251,621)	(251,621)
Balance - as at 30 September 2006		4,193,678	5,515,363	152,200	(132,450)	382,364	4,060,809	14,171,964
Balance - as at 1 January 2007 - as previously reported		4,193,678	5,515,363	154,944	(31,742)	382,364	4,387,265	14,601,872
Adjustments for cumulative effect of the change in accounting policy	1.4	-	-	116,745	73,507	-	(1,045,633)	(855,381)
Balance - as at 1 January 2007 - restated		4,193,678	5,515,363	271,689	41,765	382,364	3,341,632	13,746,491
Unrealised gain on changes in value of investments		-	-	38,435	-	-	-	38,435
Translation adjustment for foreign financial statements		-	-	-	(12,558)	-	-	(12,558)
Net income for the period		-	-	-	-	-	848,575	848,575
Balance - as at 30 September 2007		4,193,678	5,515,363	310,124	29,207	382,364	4,190,207	14,620,943

The accompanying notes form an integral part of the interim financial statements.

STATEMENTS OF CASH FLOWS

FOR THE NINE - MONTH PERIODS ENDED 30 SEPTEMBER 2007 AND 2006

(Unit : Thousand Baht)

	CONSOLIDATED		SEPARATE F/S	
	2007	2006	2007	2006 (Restated)
Cash flows from operating activities				
Net income (loss) for the period	893,348	(1,420,231)	848,575	(1,237,265)
Adjustments to reconcile net income (loss) to net cash provided				
from (used in) operating activities:-				
Unrealised (gain) loss on exchange rate	20,081	(26,517)	20,621	(30,765)
Loss from devaluation of investments	20,573	-	20,573	-
Share of profit from joint ventures	-	-	(211,157)	(214,302)
Share of profit from associated companies - net	(478)	(9,689)	-	-
Minority interests	51,694	21,173	-	-
Allowance (reversal of allowance) for doubtful accounts	(73,123)	27,045	36,022	5,877
Depreciation and amortisation	1,395,626	1,190,154	854,026	812,572
Decrease in deferred charges	57,976	75,748	-	-
Goodwill amortisation	16,304	12,661	-	-
Amortisation of discount on debentures	3,558	134	3,558	134
Reversal of allowance for impairment of investments	-	(63,639)	-	(63,639)
Provision for loss on construction project	-	758,047	-	758,047
Loss on impairment of assets and contingent liabilities	15,446	630,146	15,446	630,146
Net income from operating actvites before changes in operating assets				
and liabilities	2,401,005	1,195,032	1,587,664	660,805
Decrease (increase) in operating assets:-				
Trade accounts receivable - unrelated parties	318,679	(208,362)	(41,739)	(825,378)
Trade accounts receivable - related parties	(99,697)	41,657	(314,454)	73,606
Loans and advances to related parties	33,541	(101,949)	27,667	480,673
Unbilled receivable	(1,402,673)	(1,428,745)	138,965	(568,047)
Retentions receivable	303,276	(247,739)	301,008	(204,032)
Inventories	(570,469)	(703,093)	(650)	(587,861)
Withholding tax deducted at sources	(415,873)	155,880	(356,614)	41,375
Refundable value added tax	(17,016)	208,204	-	-
Loans to unrelated parties	13,707	357,202	16,274	81,770
Advances for subcontractors	18,614	182,855	(63,603)	113,095
Advances for machine, material purchase and land awaiting development	(252,115)	(387,064)	12,596	(34,466)
Receivable from sale of land	80,243	465,684	-	-
Other current assets	(155,101)	(122,952)	(48,011)	(76,763)

(Unit : Thousand Baht)

	CONSOLIDATED		SEPARATE F/S	
	2007	2006	2007	2006 (Restated)
Cash flows from operating activities (Continued)				
Increase (decrease) in operating liabilities:				
Trade accounts payable - unrelated parties	(400,059)	(226,510)	(455,553)	(120,671)
Trade accounts payable - related parties	(28,544)	106,837	191,490	(181,400)
Receipt in excess of contract work in progress	149,268	345,693	325,662	561,822
Advances received from customers under construction contracts	(470,755)	3,149,596	(1,081,709)	2,673,338
Retentions payable	21,873	(14,158)	65,212	33,836
Value added tax payable	-	-	8,761	28,290
Advance received from sale of receivable	-	109,975	-	109,975
Income tax payable	50,277	(17,184)	7,577	-
Accrued expenses	109,754	563,520	(67,016)	(44,499)
Reserve for project expenses	(27,178)	(40,251)	(27,178)	(40,251)
Advance from customer for land purchase	(6,165)	502,576	-	-
Other current liabilities	135,603	(462,791)	(66,398)	25,194
Other non - current liabilities	(43,388)	48,544	(43,106)	48,544
Net cash provided from (used in) operating activities	(253,193)	3,472,457	116,845	2,248,955
Cash flows from investing activities				
Decrease (increase) in cash at banks with maturity of more than three months and restricted deposits	(92,792)	132,130	(1,055)	99,804
Cash paid for short term investment	39,612	-	-	-
Increase in land held for sale and development	(86,520)	(348,299)	-	-
Increase in property, plant and equipment - net	(1,398,829)	(1,586,117)	(651,603)	(771,607)
Decrease (increase) in investments in subsidiary and associate companies	-	21,827	(360,066)	(3,150,100)
Cash received from shares of profit from the joint ventures	-	-	211,157	214,302
Decrease (increase) in other long - term investments	(11,011)	45,632	(1,385)	46,269
Cash paid for acquisition of investment in potash mine project	-	(3,319,463)	-	-
Translation adjustments on foreign financial statements	56,288	(79,134)	(12,558)	(28,485)
Decrease (increase) in other non - current assets	96,404	(168,549)	27,692	(38,466)
Net cash used in investing activities	(1,396,848)	(5,301,973)	(787,818)	(3,628,283)

STATEMENTS OF CASH FLOW (Continued)

FOR THE NINE - MONTH PERIODS ENDED 30 SEPTEMBER 2007 AND 2006

(Unit : Thousand Baht)

	CONSOLIDATED		SEPARATE F/S	
	2007	2006	2007	2006 2006
Cash flows from financing activities				
Increase (decrease) in bank overdrafts and short - term loans				
from financial institutions	1,245,768	2,438,047	(9,726)	1,794,882
Increase (decrease) in loans and advances from related parties	(189,047)	(152,934)	-	855
Increase in short - term loans	-	149,000	-	149,000
Increase (decrease) in long - term loans	(105,044)	201,886	39,013	(431,503)
Decrease in hire - purchase payables	(38,747)	(120,440)	(62,938)	(141,919)
Decrease in liabilities under trust receipts	(103,603)	(952,482)	(207,362)	(600,043)
Increase in loans from directors	164,736	485	-	-
Dividend payments	-	(251,621)	-	(251,621)
Diviend for minority interests	(9,808)	(9,808)	-	-
Cash receipt from issuance of debetures	-	1,754,095	-	1,754,095
Net cash provided from (used in) financing activities	964,255	3,056,228	(241,013)	2,273,746
Net increase (decrease) in cash and cash equivalents	(685,786)	1,226,712	(911,986)	894,418
Cash and cash equivalents at beginning of period	3,312,272	2,125,285	1,878,076	613,056
Cash and cash equivalents at end of period (Note 2)	2,626,486	3,351,997	966,090	1,507,474
Supplemental cash flows information				
Cash paid during the period for:-				
Interest expense	1,076,038	719,677	561,244	396,574
Income tax	590,894	535,626	348,071	378,368
Non cash transactions:-				
Unrealised gain on changes in value of investments	23,109	7,664	38,435	7,664
Decrease in short - term loan from financial institutions	3,470,000	-	3,470,000	-
Increase in long - term loan from financial institutions	(3,470,000)	-	(3,470,000)	-
Accounts payable to related party - for purchase of investment	-	-	10,000	-

The accompanying notes form an integral part of the interim financial statements.

1. GENERAL INFORMATION

1.1 Corporate information

Italian - Thai Development Public Company Limited ("the Company") uses incorporated and domiciles in Thailand. The Company is principally engaged in the construction business. The Company has 4 overseas branches and project offices. Its registered office address is 2034/132-161, New Petchburi Road, Kwaeng Bangkapi, Khet Huaykwang, Bangkok.

1.2 Basis for the preparation of interim financial statements

These interim financial statements are prepared in accordance with Accounting Standards Pronouncement No. 41 "Interim financial statements" whereby the Company chooses to present its interim financial statements in the condensed form. However, additional line items are presented in the balance sheet, and the statement of income, changes in shareholders' equity, and cash flows in the same manner as the annual financial statements.

The interim financial statements are intended to provide information in addition to those included in the latest annual financial statements. Accordingly, they focus on new activities, events and circumstances to avoid repetition of information previously reported. These interim financial statements should therefore be read in conjunction with the latest annual financial statements for the year ended 31 December 2006.

1.3 Basis of consolidation

The interim consolidated financial statements are prepared on the same basis as that applied for the consolidated financial statements for the year ended 31 December 2006, with no changes in the shareholding structure of the subsidiaries and joint ventures during the current period except for the following matters :

- The Company brought back shares of Italian – Thai Land Co., Ltd., Khun Ka Palang Thai Co., Ltd., Palit Palang Ngan Co., Ltd. and Palang Thai Kaowna Co., Ltd. which were purchased from Special Purpose Vehicle (SPV) during the period.

- A subsidiary company invested 99.99% in a nearby established ITD Cementation Projects India Limited.

- The Company invested in two new subsidiary companies, Italian Thai Power Co., Ltd and Saraburi Construction Technology Co., Ltd, to be engaged in the production of electricity and concrete construction materials, respectively, with registered share capital at Baht 100 million and Baht 1 million, respectively.

- The Company paid for the increase in share capital of Sin Rae Muang Thai Co., Ltd for 34.99 million shares at Baht 8.42

- Thai Pride Cement Co., Ltd. increased its share capital by Baht 100 million and called for paid-up of Baht 50 million.

- The Company put additional investment in Siam Steel Syndicate Co., Ltd. of Baht 1.4 million.

The consolidated financial statements for the three-month and nine-month periods ended 30 September 2007 include the financial statements of eight local and overseas joint ventures with total assets comprising 4.1% of consolidated assets and total revenues for the three-month and nine-month periods then ended comprising 5.5% and 4.2%, respectively, of consolidated revenues and investments in associated companies accounted for by equity method comprising 0.3% of consolidated assets. Those financial statements are based on financial information complied by the management of such joint ventures and associated companies which have not been reviewed by auditors because the joint ventures and associated companies are not under the control of the Company's management. Nevertheless, we were informed by the Company management that the financial statements of those joint ventures and associated companies as at 31 December 2006 have already been audited without significant adjustments.

The consolidated financial statements as at 30 September 2007 and 31 December 2006 and for the nine-month periods ended 30 September 2007 and 2006 included the proportion of the assets, liabilities, revenues and expenses of the joint ventures, as follows :-

(Unit : Thousand Baht)

	CONSOLIDATED	
	30 September 2007	31 December 2006
Current assets	7,738,526	5,007,340
Non-current assets	545,362	608,417
Current liabilities	4,643,633	4,508,459
Non - current liabilities	250,023	44,543

	For the nine-month periods ended 30 September	
	2007	2006
Revenues	6,619,868	4,664,316
Expenses	6,474,822	4,638,138

1.4 Summary of significant accounting policies

The interim financial statements are prepared with the same accounting policies and methods of computation as were used for the financial statements for the year ended 31 December 2006, with the change in accounting policy during the period as follows:

Changing in accounting policy

Effective 1 January 2007, the Company changed its accounting policy to account for investments in subsidiary and associated companies and joint ventures, from the equity method to the cost method, to conform with the Accounting Standard No.44 (revised 2007) "Consolidated and separate financial statements". With such change, the Company made retroactive adjustments to its separate financial statements for the previous year, shown for comparative purpose, as if it had consistently accounted for its investments by the cost method. The Company, therefore, adjusted the cumulative effects of equity in net income of subsidiary and associated companies and joint ventures with retained earnings. These affect the differences to net income and retained earnings in the consolidated and separate financial statements.

The effects of such adjustments to beginning balances of retained earnings of each year are as follow :

(Unit : Baht)

	SEPARATE F/S	
	For the nine-month periods ended 30 September	
	2007	2006
Retained earnings at beginning of period – as previously reported	4,387,265	6,784,428
Adjustment for the cumulative effects of the change from equity method to cost method for investments in ;		
- subsidiary and associated companies and joint ventures	(1,045,633)	(1,234,733)
Retained earnings at beginning of period – as restated	3,341,632	5,549,695

The effects of such adjustments for statements of income for the three-month and nine-month periods ended 30 September 2006 are as follow :

(Unit : Baht)

	SEPARATE F/S	
	For the three-month period ended 30 September 2006	For the nine-month period ended 30 September 2006
Net loss - as previously reported	(1,795,631)	(1,420,231)
Effects of the change from equity method to cost method for investments	(1,694)	182,966
Net loss - restated	(1,797,325)	(1,237,265)
Increase in basic earnings per share	-	0.04

2. CASH AND CASH EQUIVALENTS

(Unit : Thousand Baht)

	CONSOLIDATED		SEPARATE F/S	
	30 September 2007	31 December 2006	30 September 2007	31 December 2006
Cash and deposits with banks	2,666,269	3,312,272	1,005,419	1,878,076
Less : Amounts with maturity of more than 3 months	(39,783)	(59,626)	(39,329)	(34,486)
Cash and cash equivalents	2,626,486	3,252,646	966,090	1,843,590

3. RESTRICTED DEPOSITS WITH BANKS

As at 30 September 2007, approximately Baht 120 million (31 December 2006 : Baht 37 million) of saving and fixed deposits of the Company and its subsidiaries have been pledged with banks as collaterals for loans obtained by the Company to finance specific projects, and saving deposits of approximately Baht 490 million (31 December 2006 : Baht 518 million) have been pledged with the bank as collaterals for standby letters of credit. Fixed deposits amounting to Baht 54 million (31 December 2006 : Baht 56 million) have been pledged as required in the normal course of business of Company, subsidiaries, joint ventures and the overseas branches.

4. TRADE ACCOUNTS RECEIVABLE - UNRELATED PARTIES

The aging of outstanding trade accounts receivable balances as at 30 September 2007 and 31 December 2006 are as follows :-

(Unit : Thousand Baht)

	CONSOLIDATED		SEPARATE F/S	
Ages of Receivables	30 September 2007	31 December 2006	30 September 2007	31 December 2006
Less than 3 months	4,406,266	4,895,606	3,010,016	3,212,189
3 - 6 months	609,746	704,744	432,072	287,402
6 – 12 months	863,741	640,584	115,846	47,913
More than 12 months	1,375,236	1,532,216	630,346	773,006
Total	7,254,989	7,773,150	4,188,280	4,320,510
Less: Allowance for doubtful accounts	(619,458)	(720,559)	(545,966)	(645,062)
Trade accounts receivable - unrelated parties – net	6,635,531	7,052,591	3,642,314	3,675,448

The Company has set up a full allowance for doubtful accounts for the major private accounts receivable that had been overdued for more than 12 months amounting to Baht 500 million and at 50 percent for those accounts overdued for more than 6 months amounting to Baht 46 million.

5. TRADE ACCOUNTS RECEIVABLE - RELATED PARTIES

The outstanding balances as at 30 September 2007 and 31 December 2006 are as follows :-

(Unit : Thousand Baht)

	CONSOLIDATED		SEPARATE F/S	
	30 September 2007	31 December 2006	30 September 2007	31 December 2006
<u>Subsidiaries and joint ventures</u>				
(eliminated from consolidated financial statements)				
ITO Joint Venture	-	-	82,657	96,213
IOT Joint Venture	-	-	6,644	3,805
Asian Steel Products Co., Ltd	-	-	186	85
Thai Pride Cement Co., Ltd.	-	-	8,184	41,399
ITD - NCC Joint Venture (NT-2)	-	-	691,414	434,768
ITD - VIS Joint Venture	-	-	29,820	98,838
ITD - NCC Joint Venture	-	-	686	64,324

(Unit : Thousand Baht)

	CONSOLIDATED		SEPARATE F/S	
	30 September 2007	31 December 2006	30 September 2007	31 December 2006
PT. Thailindo Bara Pratama	-	-	196,012	13,646
Shumizu - ITD Joint Venture (2)	-	-	-	39,682
Italian - Thai International Co., Ltd.	-	-	31,534	31,534
IN Joint Venture	-	-	32,340	6,656
ITD-NSC Joint Venture	-	-	268	3,865
Italthai Marine Co., Ltd.	-	-	1,565	10,127
Bhaka Bhumi Development Co., Ltd.	-	-	22,235	8,512
IDS Joint Venture	-	-	16,679	16,970
Siam Concrete and Brick Products Co., Ltd.	-	-	4,128	2,313
ITD-Nawarat (L.L.C)	-	-	23,463	12,309
Aquathai Co., Ltd.	-	-	11,935	14,107
Nha Pralan Crushing Plant Co., Ltd.	-	-	9,159	8,341
Italthai Trevi Co., Ltd.	-	-	5,350	9,316
Italian-Thai Land Co., Ltd.	-	-	8,205	-
Others	-	-	3,885	5,098
Total	-	-	1,186,349	921,908
Less : Allowance for doubtful accounts	-	-	(56,418)	(14,637)
Net	-	-	1,129,931	907,271
<u>Associated companies</u>				
MCRP Construction Corporation,				
Philippines	687,707	716,250	635,836	664,379
Others	23,566	13,685	23,206	13,327
Total	711,273	729,935	659,042	677,706
Less : Allowance for doubtful accounts	(687,707)	(704,248)	(635,836)	(652,378)
Net	23,566	25,687	23,206	25,328
<u>Related companies</u>				
(Related by way of common directors)				
Nam Thuen 2 Power Co., Ltd.	442,962	457,309	-	-
Italthai Engineering Co., Ltd.	792	3,639	756	3,631
Siam Steel Syndicate Co., Ltd.	9,883	15,536	9,454	15,536
Pladaeng Co., Ltd.	51,677	51,677	51,677	51,677
Italthai Industrial Co., Ltd.	83,160	68,516	83,160	68,480
Ao Siam Marine Co., Ltd.	110,281	75,805	110,281	75,805

(Unit : Thousand Baht)

	CONSOLIDATED		SEPARATE F/S	
	30 September 2007	31 December 2006	30 September 2007	31 December 2006
Amari Co., Ltd.	20,647	81,296	20,647	81,296
Nawarat Patanakarn Plc.	597	4,019	229	3,134
Italian-Thai Land Co., Ltd.	-	8,205	-	8,205
Nishimatsu Construction	1,872	1,073	-	-
Ao Po Grand Marina Co., Ltd.	65,322	49,912	65,322	49,912
Sakdi Sin Prasit Co., Ltd.	-	1,576	-	1,576
Asia Pacific Potash Corporation Limited	20,475	13,686	20,475	13,686
Toyo-Thai Corporation Ltd.	43,571	-	43,571	-
Ao Po Pattana Co., Ltd	12,484	-	12,484	-
Others	17,319	11,250	17,311	10,292
Total	881,042	843,499	435,367	383,230
Less : Allowance for doubtful accounts	(107,637)	(100,160)	(107,637)	(104,904)
Net	773,405	743,339	327,730	278,326
Outstanding balances and portion of other participants of joint ventures				
ITO Joint Venture	49,594	57,728	-	-
IOT Joint Venture	3,986	2,283	-	-
ITD - NCC Joint Venture	336	31,519	-	-
ITD - NCC Joint Venture (NT-2)	276,566	173,907	-	-
IN Joint Venture	15,846	3,261	-	-
IDS Joint Venture	-	11,031	-	-
ITD - VIS Joint Venture	10,437	34,593	-	-
Shimizu - ITD Joint Venture (2)	-	20,238	-	-
ITD-Nawarat (L.L.C)	9,385	-	-	-
Others	133	4,483	-	-
Total	366,283	339,043	-	-
Trade accounts receivable - related parties - Net	1,163,254	1,108,069	1,480,867	1,210,925

The aging of outstanding balances of trade accounts receivable - related parties as at 30 September 2007 and 31 December 2006 are as follows :

(Unit : Thousand Baht)

	CONSOLIDATED		SEPARATE F/S	
Aging	30 September 2007	31 December 2006	30 September 2007	31 December 2006
Less than 3 months	866,506	878,168	810,982	704,007
3 - 6 months	70,111	80,381	149,284	147,174
6 - 12 months	137,045	90,206	291,837	190,489
More than 12 months	884,935	863,722	1,028,654	941,174
Total	1,958,597	1,912,477	2,280,757	1,982,844
Less Allowance for doubtful accounts	(795,343)	(804,408)	(799,890)	(771,919)
Net	1,163,254	1,108,069	1,480,867	1,210,925

The Company has set up an allowance for doubtful accounts at the full amount of the major accounts receivable balances that have been overdued for more than 12 months by evaluating risk factor for each receivable amounting to Baht 800 million.

6. SHORT - TERM LOANS AND ADVANCES TO RELATED PARTIES

The outstanding balances as at 30 September 2007 and 31 December 2006 are as follows :

(Unit : Thousand Baht)

	CONSOLIDATED		SEPARATE F/S	
	30 September 2007	31 December 2006	30 September 2007	31 December 2006
Subsidiaries and Joint Ventures				
(eliminated from consolidated financial statements)				
ITD - EGC Joint Venture	-	-	857,423	607,200
Bhaka Bhumi Development Co., Ltd.	-	-	208,246	279,197
Siam Concrete and Brick Products Co., Ltd.	-	-	34,569	34,569
PT. Thailindo Bara Pratama	-	-	1,960	-
ITD Cementation India Limited	-	-	208,214	176,615
ITD - NSC Joint Venture	-	-	41,500	52,800
ITD - NCC Joint Venture	-	-	26,151	49,457
Shimizu - ITD Joint Venture (2)	-	-	34,755	43,120
ITD Cemindia Joint Venture	-	-	126,377	-
ITD-Nawarat (L.L.C)	-	-	147,186	101,532

(Unit : Thousand Baht)

	CONSOLIDATED		SEPARATE F/S	
	30 September 2007	31 December 2006	30 September 2007	31 December 2006
ITD - ITDCEM Joint Venture	-	-	7,149	-
Others	-	-	83	83
Total	-	-	1,693,613	1,344,573
Less : Allowance for doubtful accounts	-	-	(184,155)	(126,823)
Net	-	-	1,509,458	1,217,750
Associated companies				
MCRP Construction Corporation, Philippines	-	148	-	148
Italian-Thai Gypsum Co., Ltd.	4,600	4,600	4,600	4,600
Total	4,600	4,748	4,600	4,748
Less : Allowance for doubtful accounts	(4,600)	(4,600)	(4,600)	(4,600)
Net	-	148	-	148
Related company				
(Related by way of common directors)				
Nishimatsu Construction	-	52,800	-	-
Total	-	52,800	-	-
Short-term loans and advances to Related parties - net	-	52,948	1,509,458	1,217,898

Significant movements in the short-term loans and advances to related parties for the nine-month period ended 30 September 2007 are as follows :

(Unit : Thousand Baht)

	Balance 31 December 2006	During the period		Balance 30 September 2007
		Increase	Decrease	
Subsidiaries and Joint Ventures				
ITD - EGC Joint Venture	607,200	250,223	-	857,423
Bhaka Bhumi Development Co., Ltd.	279,197	-	(70,951)	208,246
Siam Concrete and Brick Products Co., Ltd.	34,569	-	-	34,569
PT. Thailindo Bara Pratama	-	1,960	-	1,960
ITD Cementation India Limited	176,615	31,599	-	208,214
ITD - NSC Joint Venture	52,800	-	(11,300)	41,500
ITD - NCC Joint Venture	49,457	-	(23,306)	26,151

(Unit : Thousand Baht)

	Balance 31 December 2006	During the period Increase	Decrease	Balance 30 September 2007
Shimizu - ITD Joint Venture (2)	43,120	-	(8,365)	34,755
ITD Cemindia Joint Venture	-	126,377	-	126,377
ITD-Nawarat (L.L.C)	101,532	45,654	-	147,186
ITD - ITDCEM Joint Venture	-	7,149	-	7,149
Other	83	-	-	83
Total	1,344,573	462,962	(113,922)	1,693,613
Associated companies				
MCRP Construction Corporation, Philippines	148	-	(148)	-
Italian-Thai Gypsum Co., Ltd.	4,600	-	-	4,600
Total	4,748	-	(148)	4,600
Total	1,349,321	462,962	(114,070)	1,698,213

7. INVESTMENTS IN RELATED PARTIES

7.1 Investments in subsidiary and associated companies and joint venture

(Unit : Thousand Baht)

	Nature of business	Paid-up capital	Percentage of shareholding 30 Sep 2007	31 Dec 2006	SEPARATE F/S Cost (Restated) 30 Sep 2007	31 Dec 2006
			Percent	Percent		
Investments in subsidiaries						
Italian-Thai International Co., Ltd.	Holding company and ship charter hire	400,000	99.99	99.99	400,000	400,000
Less : Allowance on impairment					(400,000)	(400,000)
Net					-	-
Bhaka Bhumi Development Co., Ltd.	Construction and real estate	5,075	99.99	99.99	5,075	5,075
Thai Pride Cement Co., Ltd.	Manufacture and distribution of cement	1,250,000	99.99	99.99	1,535,000	1,485,000
Sin Rae Muang Thai Co., Ltd.	Mining business	3,444,715	99.99	99.99	3,444,715	3,150,099
Nha Pralan Crushing Plant Co., Ltd.	Rock quarrying, processing and distribution	1,000	99.91	99.91	999	999
Less : Allowance on impairment					(999)	(999)
Net					-	-
Siam Concrete and Brick Products Co., Ltd.	Manufacture and distribution of concrete products and real estate	84,000	99.70	99.70	82,296	82,296
Italthai Marine Ltd.	Production and sale of vessels and equipment	460,000	86.96	86.96	80,000	80,000
Italthai Trevi Co., Ltd.	Foundation and piling work services	55,000	80.45	80.45	55,689	55,689
Asian Steel Product Co., Ltd.	Manufacture and distribution of steel pipes for civil construction	20,000	69.90	69.90	7,004	7,004
Thai Maruken Co., Ltd.	Lease and sale of sheet piles and beams	20,000	50.96	50.96	10,196	10,196
Italian-Thai Land Co., Ltd.	Not yet operational	10,000	99.99	-	50	-
Less : Allowance on impairment					(50)	-
Net					-	-
Palang Thai Kaowna Co., Ltd.	Not yet operational	1,000	61.48	-	265	-
Less : Allowance on impairment					(265)	-
Net					-	-
Khunka Palang Thai Co., ltd.	Not yet operational	1,000	61.48	-	265	-
Less : Allowance on impairment					(265)	-
Net					-	-
Palit Palang Ngan Co., Ltd.	Not yet operational	1,000	74.93	-	50	-
Less : Allowance on impairment					(50)	-
Net					-	-
Italian Thai Power Co., Ltd.	Production and distribution of electricity	25,000	99.99	-	25,000	-
Saraburi Construction Technology Co., Ltd.	Manufacture, distribution and installation of concrete sheet	250	99.93	-	250	-

(Unit : Thousand Baht)

	Nature of business	Paid-up capital	Percentage of shareholding 30 Sep 2007	31 Dec 2006	SEPARATE F/S Cost (Restated) 30 Sep 2007	31 Dec 2006
			Percent	Percent		
Overseas companies						
Myanmar ITD Co., Ltd.	Service agent for Myanmar companies	1,483 Thousand Baht	99.99	99.99	1,483	1,483
Less : Allowance on impairment					(1,483)	(1,483)
Net					-	-
PT. Thailindo Bara Pratama	Coal digestion services	23,875 Million IDR	99.99	99.99	108,071	108,071
ITD Cementation India Ltd.	Construction services in India	58 Million INR	80.48	80.48	913,617	913,617
Total investments in subsidiaries - net					6,266,913	5,897,047
Investment in joint venture						
ITD-Nawarat (L.L.C)	Construction services in United Arab Emirates	300,000 UAE	60.00	60.00	977	977
Total investment in joint venture					977	977

(Unit : Thousand Baht)

	Nature of business	Paid-up Capital	Percentage of shareholding 30 Sep 2007	Percentage of shareholding 31 Dec 2006	CONSOLIDATED Equity 30 Sep 2007	CONSOLIDATED Equity 31 Dec 2006	SEPARATE F/S Cost (Restated) 30 Sep 2007	SEPARATE F/S Cost (Restated) 31 Dec 2006
			Percent	Percent				
Investments in associated companies								
Praram 9 Square Hotel Ltd.	Hotel business	100,000	50.00	50.00	50,000	50,000	50,000	50,000
Less : Allowance on impairment					(50,000)	(50,000)	(50,000)	(50,000)
Net					-	-	-	-
Italian-Thai Gypsum Co., Ltd.	Construction in Saudi Arabia	10,500	50.00	50.00	5,250	5,250	5,250	5,250
Less : Allowance on impairment					(5,250)	(5,250)	(5,250)	(5,250)
Net					-	-	-	-
ATO-Asia Turnouts Co., Ltd.	Production and distribution of turnouts for railway projects	5,000	49.00	49.00	16,098	17,622	2,450	2,450
Siam Pacific Holding Co., Ltd.	Holding company	58,625	46.69	46.69	27,628	27,799	27,373	27,373
Chantaburi Farm Co., Ltd.	Real estate development	100,000	35.72	35.72	16,019	19,223	21,429	21,429
Thai Rent All Co., Ltd.	Construction machinery rental	25,000	30.00	30.00	14,871	16,876	7,500	7,500
Asia Steel Corporation	Manufacture, import and export of steel in Philippines	20,000	30.00	30.00	12,301	12,301	7,800	7,800
Less: Allowance on impairment					(12,301)	(12,301)	(7,800)	(7,800)
Net					-	-	-	-
Bangkok Steel Wire Co., Ltd.	Production and distribution of P.C. wire	313,000	19.98	21.06	95,070	87,688	71,603	71,603
Palang Thai Kaowna Co., Ltd.	Not yet operational	1,000	-	21.54	-	215	-	215
Less : Allowance on impairment					-	(215)	-	(215)
Net					-	-		-
Khunka Palang Thai Co., ltd.	Not yet operational	1,000	-	21.54	-	215	-	215
Less : Allowance on impairment					-	(215)	-	(215)
Net					-	-	-	-
Praram 9 Square Ltd.	Shopping center development	750,000	20.00	20.00	150,000	150,000	150,000	150,000
Less : Allowance on impairment					(150,000)	(150,000)	(150,000)	(150,000)
Net					-	-	-	-
Overseas companies								
Anamarine Construction SND. BHD.	Construction contractor in Malaysia	65,000 RM	25.00	25.00	198	198	198	198
Less : Allowance on impairment					(198)	(198)	(198)	(198)
Net					-	-	-	-
MCRP Construction Corporation Philippines	Construction contractor in Philippines	25 Million Peso	24.00	24.00	12,000	12,000	12,000	12,000
Less : Allowance on impairment					(12,000)	(12,000)	(12,000)	(12,000)
Net					-	-	-	-

(Unit : Thousand Baht)

	Nature of business	Paid-up Capital	Percentage of shareholding 30 Sep 2007	31 Dec 2006	CONSOLIDATED Equity 30 Sep 2007	31 Dec 2006	SEPARATE F/S Cost (Restated) 30 Sep 2007	31 Dec 2006
			Percent	Percent				
MCRP Holding Corporation, Philippines	Holding company in Philippines	5 Million Peso	24.00	24.00	3,000	3,000	3,000	3,000
Less : Allowance on impairment					(3,000)	(3,000)	(3,000)	(3,000)
Net					-	-	-	-
Total investments in associated companies - net					169,686	169,208	130,355	130,355
Total investments in subsidiary and associated companies and joint ventures - net					169,686	169,208	6,398,245	6,028,379
Investments in associated companies, directly held by subsidiaries								
Natureway Resources Co., Ltd.	Holding company	40 Million USD	30.00	30.00	296,700	296,700		
Less : Allowance on impairment					(296,700)	(296,700)		
Net					-	-		
Siam Pacific Holding Co., Ltd.	Holding company	58,625	4.30	4.30	2,525	2,525		
Total					2,525	2,525		
Total investments - net					172,211	171,733		

The Company regulary assesses the values of investments in each subsidiary/associated company and joint venture. The allowance for impairment is promptly taken up when there is a reliable indication that the decline in value is quite certain.

7.2 Other long - term investments

(Unit : Thousand Baht)

		Percentage of shareholding		CONSOLIDATED Cost		SEPARATE F/S Cost	
	Nature of business	30 Sep 2007	31 Dec 2006	30 Sep 2007	31 Dec 2006	30 Sep 2007	31 Dec 2006
		Percent	Percent				
Investments in other companies							
a) Non-listed companies							
Toyo-Thai Corporation Ltd.	Construction contractor	16.25	16.25	26,000	26,000	26,000	26,000
Nam Theun 2 Power Co., Ltd.	Hydroelectric power plant	15.00	15.00	446,331	446,331	446,331	446,331
M-Home SPV 3 Co., Ltd.	Real estate development	11.54	11.54	12	12	12	12
Less : Allowance on impairment				(12)	(12)	(12)	(12)
Net				-	-	-	-
Siam Steel Syndicate Co., Ltd.	Steel wire for construction manufacturer	5.45	5.45	55,885	54,500	55,885	54,500
Siam Fiber Optics Co., Ltd.	Manufacture and distribution of optic fibers	10.00	10.00	24,000	24,000	24,000	24,000
Medical Device Manufacturer (Thailand) Limited	Manufacture and distribution of medical products	6.95	6.95	50,069	50,069	50,069	50,069
Less : Allowance on impairment				(50,069)	(29,696)	(50,069)	(29,696)
Net				-	20,373	-	20,373
Sosuco Granite Co., Ltd.	Rock quarrying and Distribution	5.00	5.00	5,000	5,000	5,000	5,000
Less : Allowance on impairment				(5,000)	(5,000)	(5,000)	(5,000)
Net				-	-	-	-
Time Regency Co., Ltd.	Real estate development	3.51	3.51	47,313	47,313	47,313	47,313
Less : Allowance on impairment				(47,313)	(47,313)	(47,313)	(47,313)
Net				-	-	-	-
The Bangkok Club Co., Ltd.	Entertainment services	0.44	0.44	3,000	3,000	3,000	3,000
Less : Allowance on impairment				(1,985)	(1,985)	(1,985)	(1,985)
Net				1,015	1,015	1,015	1,015
Imperial Technology Management Service Plc.	Initiation and establishment of Asian University of Science and Technology	19.83	19.83	175,000	175,000	175,000	175,000
Less : Allowance on impairment				(81,488)	(81,488)	(81,488)	(81,488)
Net				93,512	93,512	93,512	93,512
Advance payment for share capital							
The Exchange Square Co., Ltd.	Real estate development			5,000	5,000	5,000	5,000
Less : Allowance on impairment				(5,000)	(5,000)	(5,000)	(5,000)
Net				-	-	-	-
Total investment in other non - listed companies - net				646,743	665,731	646,743	665,731

(Unit : Thousand Baht)

	Nature of business	Percentage of Shareholding		CONSOLIDATED Cost		SEPARATE F/S Cost	
		30 Sep 2007	31 Dec 2006	30 Sep 2007	31 Dec 2006	30 Sep 2007	31 Dec 2006
		Percent	Percent				
b) Listed companies							
Charoong Thai Wire and Cable Plc.	Manufacture and distribution of enamel coated wire and cable	12.90	12.90	308,715	308,715	308,715	308,715
Add : Unrealised gain from changes in value of investments				65,973	160,928	65,973	160,928
Net				374,688	469,643	374,688	469,643
Cyber Bay Corporation, Philippines	Real estate development	14.25	14.25	195,566	186,140	59,396	59,396
Add : Unrealised gain from changes in value of investments				133,198	10,539	269,368	137,283
Net				328,764	196,679	328,764	196,679
K.C. Property Plc.	Real estate development	1.04	1.04	9,139	9,139	9,139	9,139
Add : Unrealised gain from changes in value of investments				822	-	822	-
Net				9,961	9,139	9,961	9,139
Nawarat Patanakarn Plc.	Construction services	4.05	4.05	100,716	100,716	100,716	100,716
Less : Unrealised loss form changes in value of investments				(26,186)	(27,193)	(26,186)	(27,193)
Net				74,530	73,523	74,530	73,523
Everland Plc.	Real estate development	0.05	0.05	111	111	111	111
Add : Unrealised gain from changes in value of investments				146	670	146	670
Net				257	781	257	781
Total investment in other listed companies - net				788,200	749,765	788,200	749,765
Total investments in other companies - net				1,434,943	1,415,496	1,434,943	1,415,496

(Unit : Thousand Baht)

	Nature of business	Percentage of shareholding 30 Sep 2007	Percentage of shareholding 31 Dec 2006	CONSOLIDATED Cost 30 Sep 2007	CONSOLIDATED Cost 31 Dec 2006	SEPARATE F/S Cost 30 Sep 2007	SEPARATE F/S Cost 31 Dec 2006
		Percent	Percent				
Investments in other companies, held by subsidiaries							
(a) Non-listed companies							
Premus (Thailand) Co., Ltd.	Real estate management	10.00	10.00	1,250	1,250	-	-
Island Country Telecommunication Co., Ltd.	Telecommunication services	4.28	4.28	3,053	3,053	-	-
Less : Allowance on impairment				(3,053)	(3,053)	-	-
Net				-	-	-	-
Time Regency Co., Ltd.	Real estate management	13.00	-	135,226	-	-	-
Less : Allowance on impairment				(135,226)	-	-	-
Net				-	-	-	-
(b) Listed companies							
Charoong Thai Wire and Cable Plc.	Manufacture and distribution of enamel coated wire and cable	0.80	0.80	19,178	19,178	-	-
Add : Unrealised gain from changes in value of investments				4,099	9,999	-	-
Net				23,277	29,177	-	-
Total				24,527	30,427	-	-
Total investments in other companies - net				1,459,470	1,445,923	1,434,943	1,415,496

As at 30 September 2007, parts of long - term loans from financial institutions of the Company are collateralized by the pledged of two investments in listed companies and unlisted companies, as discussed in Note 13.

8. LONG - TERM LOANS AND ADVANCES

8.1 Related Parties

The outstanding balances as at 30 September 2007 and 31 December 2006 are as follows :

(Unit : Thousand Baht)

	CONSOLIDATED		SEPARATE F/S	
	30 September 2007	31 December 2006	30 September 2007	31 December 2006
Subsidiaries and joint ventures				
(eliminated from consolidated financial statements)				
ITO Joint Venture	-	-	528,400	528,400
ITD - NCC Joint Venture	-	-	71,910	254,490
Italian-Thai International Co., Ltd.	-	-	128,546	128,221
IDS Joint Venture	-	-	220,500	199,500
IN Joint Venture	-	-	115,770	97,920
The Joint Venture of Italian-Thai Development Plc. together with Alcatel Contracting GmbH	-	-	105,000	105,000
ITD - NCC Joint Venture (NT-2)	-	-	198,000	198,000
Southern Industries (1996) Co., Ltd.	-	-	24,673	24,673
Nha Pralan Crushing Plant Co., Ltd.	-	-	10,000	10,000
Sin Rae Mang Thai Co., Ltd.	-	-	-	173,915
Italian-Thai Land Co., Ltd.	-	-	554,358	-
Palang Thai Kaowna Co., Ltd.	-	-	280,702	-
Khunka Palang Thai Co., Ltd.	-	-	58,882	-
Palit Palang Ngan Co., Ltd.	-	-	94,231	-
Others	-	-	9,792	9,792
Total	-	-	2,400,764	1,729,911
Less : Allowance for doubtful accounts	-	-	(1,266,584)	(404,498)
Net	-	-	1,134,180	1,325,413
Associated companies				
Palang Thai Kaowna Co., Ltd.	-	280,702	-	280,702
Khunka Palang Thai Co., Ltd.	-	58,882	-	58,882
Total	-	339,584	-	339,584
Less : Allowance for doubtful accounts	-	(339,584)	-	(339,584)
Net	-	-	-	-

(Unit : Thousand Baht)

	CONSOLIDATED		SEPARATE F/S	
	30 September 2007	31 December 2006	30 September 2007	31 December 2006
Related companies				
Italian-Thai Land Co., Ltd.	-	554,097	-	554,097
Palit Palang Ngan Co., Ltd.	-	94,231	-	94,231
Pladaeng Co., Ltd.	59,075	59,075	59,075	59,075
Central Bay Reclamation and Development Corp	35,761	37,712	-	-
Asia Pacific Potash Corporation	120,493	67,921	-	67,921
Total	215,329	813,036	59,075	775,324
Less : Allowance for doubtful accounts	(94,836)	(745,115)	(59,075)	(707,403)
Net	120,493	67,921	-	67,921
Total long - term loans and advances to related Companies - net	120,493	67,921	1,134,180	1,393,334

During the period, the Company invested in share capital of 4 associated and related companies that the Company had extended loans and set up full provision in the past. However, the Company re-assessed the financial statements of those 4 companies and noted that those companies have some assets that can be used to repay loans. The Company therefore, reversed allowance for doubtful accounts of Baht 159 million. The Company also reclassified such loans and related allowance to loans to subsidiaries and joint venture.

Significant movements in the long - term loans and advances to related parties for the nine - month period ended 30 September 2007 are as follows :-

(Unit : Thousand Baht)

	Balance 31 December 2006	During the period Increase	Decrease	Reclassify	Balance 30 September 2007
Subsidiaries and joint ventures					
ITO Joint Venture	528,400	-	-	-	528,400
ITD-NCC Joint Venture	254,490	-	(182,580)	-	71,910
Italian-Thai International Co., Ltd.	128,221	325	-	-	128,546
IDS Joint Venture	199,500	21,000	-	-	220,500
IN Joint Venture	97,920	17,850	-	-	115,770
The Joint Venture of Italian-Thai Development Plc. together with Alcatel Contracting GmbH	105,000	-	-	-	105,000
ITD - NCC Joint Venture (NT-2)	198,000	763	(763)	-	198,000
Southern Industries (1996) Co., Ltd.	24,673	-	-	-	24,673
Nha Pralan Crushing Plant Co., Ltd.	10,000	-	-	-	10,000
Sin Rae Mang Thai Co., Ltd	173,915	71	(173,986)	-	-
Italian-Thai Land Co., Ltd.	-	261	-	554,097	554,358
Palang Thai Kaowna Co., Ltd.	-	-	-	280,702	280,702
Khunka Palang Thai Co., Ltd.	-	-	-	58,882	58,882
Palit Palang Ngan Co., Ltd.	-	-	-	94,231	94,231
Others	9,792	-	-	-	9,792
Total	1,729,911	40,270	(357,329)	987,912	2,400,764
Associated companies					
Palang Thai Kaowna Co., Ltd.	280,702	-	-	(280,702)	-
Khunka Palang Thai Co., Ltd.	58,882	-	-	(58,882)	-
Total	339,584	-	-	(339,584)	-
Related companies					
Italian-Thai Land Co., Ltd.	554,097	-	-	(554,097)	-
Palit Palang Ngan Co., Ltd.	94,231	-	-	(94,231)	-
Pladaeng Co., Ltd.	59,075	-	-	-	59,075
Asia Pacific Potash Corporation	67,921	28,700	(96,621)	-	-
Total	775,324	28,700	(96,621)	(648,328)	59,075
Total	2,844,819	68,970	(453,950)	-	2,459,839

8.2 Loans to unrelated parties

The Company provided loan to the Defense Ministry of the Union of Myanmar in order to finance construction of a steel mill in Myanmar of Baht 68.28 million. The Company is responsible to absorb the interest on such loan to include in its taxable income for corporate income tax calculation. Moreover, the Company also has advance of Baht 54.61 million for the investment in a local company which is being negotiated. The management expects to conclude this deal within this year.

9. PROPERTY, PLANT AND EQUIPMENT

The Company and its subsidiaries have mortgaged part of the buildings with aggregate net book values of approximately Baht 502 million and land of Baht 144 million (31 December 2006 : Baht 535 million and Baht 47 million, respectively) with a bank as collaterals for long-term loans from such bank, as discussed in Note 13. In addition, the Company and its subsidiaries have mortgaged and granted power of attorney to mortgage land with a total value of Baht 5 million (31 December 2006 : Baht 5 million) with banks as collaterals for credit facilities granted to the Company and subsidiaries by those banks.

10. BANK OVERDRAFTS AND LOANS FROM FINANCIAL INSTITUTIONS

The short - term loans from banks of Baht 1,375 million was used to finance certain specific projects (Project Finance). The banks require the Company to assign or transfer the proceeds from the projects into the Company's accounts with those banks.

11. TRADE ACCOUNTS PAYABLE - RELATED PARTIES

The outstanding balances as at 30 September 2007 and 31 December 2006, are as follows :

(Unit : Thousand Baht)

	CONSOLIDATED		SEPARATE F/S	
	30 September 2007	31 December 2006	30 September 2007	31 December 2006
Subsidiaries and joint ventures				
(eliminated from consolidated financial statements)				
IOT Joint Venture	-	-	19,223	11,975
I.C.C.T. Joint Venture	-	-	140,887	161,012
IN Joint Venture	-	-	22,139	7,485
Thai Maruken Co., Ltd.	-	-	63,347	19,117
ITO Joint Venture	-	-	3,949	5,759
Italthai Trevi Co., Ltd.	-	-	84,762	32,238
Siam Concrete and Brick Products Co., Ltd.	-	-	110,594	84,365
ITD - VIS Joint Venture	-	-	6,675	55,163
ITD Cementation India Limited	-	-	17,503	940
Asian Steel Product Co., Ltd.	-	-	992	6,584
Thai Pride Cement Co., Ltd.	-	-	95,193	38,842
Nha Pralan Crushing Plant Co., Ltd.	-	-	1,493	3,105

	CONSOLIDATED		SEPARATE F/S	
	30 September 2007	31 December 2006	30 September 2007	31 December 2006
Aquathai Co., Ltd.	-	-	27,480	14,246
Italthai Marine Co.,Ltd	-	-	875	4,756
Others	-	-	7,583	7,368
Total	-	-	602,695	452,955
Associated companies				
MCRP Construction Corporation, Philippines	77,486	78,818	77,486	78,818
Bangkok Steel Wire Co., Ltd.	86,266	52,941	45,205	10,920
Thai Rent All Co., Ltd.	21,038	14,472	20,498	13,850
ATO-Asia Turnouts Ltd.	3,456	1,371	3,456	-
Total	188,246	147,602	146,645	103,588
Related companies				
(Related by way of common directors)				
Takenaka Corporation	163,512	249,575	-	-
Obayashi Corporation	153,906	234,583	-	-
Italthai Industrial Co., Ltd.	136,238	119,308	82,141	82,465
Siam Steel Syndicate Co., Ltd.	80,838	192,231	80,838	45,163
Nishimatsu Construction	226,017	-	-	-
Italthai Engineering Co., Ltd.	65,216	83,098	60,987	78,083
Charoong Thai Wire & Cable Plc.	93,197	142,537	90,548	140,085
Penta-Ocean Construction Co., Ltd.	10,056	10,568	-	-
Nawarat Patanakarn Plc.	61,376	33,246	60,647	30,326
Toyo-Thai Corporation Ltd.	19,352	-	19,352	-
Others	30,582	30,950	7,062	26,760
Total	1,040,290	1,096,096	401,575	402,882

	CONSOLIDATED		SEPARATE F/S	
	30 September 2007	31 December 2006	30 September 2007	31 December 2006
Outstanding balances and portion of other participants in joint ventures				
IOT Joint Venture	11,534	7,185	-	-
I.C.C.T. Joint Venture	105,665	120,759	-	-
ITO Joint Venture	2,369	3,456	-	-
ITD - VIS Joint Venture	2,336	19,307	-	-
IN Joint Venture	10,848	3,668	-	-
Others	2,637	587	-	-
Total	135,389	154,962	-	-
Trade accounts payable - related parties	1,363,925	1,398,660	1,150,915	959,425

12. SHORT - TERM LOANS AND ADVANCES FROM RELATED PARTIES

The outstanding balances as at 30 September 2007 and 31 December 2006 are as follows :

(Unit : Thousand Baht)

	CONSOLIDATED		SEPARATE F/S	
	30 September 2007	31 December 2006	30 September 2007	31 December 2006
Related companies				
Nam Theun 2 Power Co., Ltd.	463,191	722,963	-	-
Obayashi Corporation	221,142	120,742	-	-
Nawarat Patanakarn Plc.	-	9,650	-	-
Saraburi Coal Co., Ltd.	80,000	100,000	-	-
Others	13	38	-	-
Total	764,346	953,393	-	-
Short - term loans and advances from related parties	764,346	953,393	-	-

Significant movements in the short - term loans and advances from related parties for the nine-month period ended 30 September 2007 are as follows :

(Unit : Thousand Baht)

	Balance 31 December 2006	During the period Increase	During the period Decrease	Balance 30 September 2007
Related companies				
Nam Theun 2 Power Co., Ltd.	722,963	-	(259,772)	463,191
Obayashi Corporation	120,742	100,400	-	221,142
Nawarat Patanakarn Public Company Limited	9,650	-	(9,650)	-
Saraburi Coal Co., Ltd.	100,000	-	(20,000)	80,000
Others	38	-	(25)	13
Total	953,393	100,400	(289,447)	764,346

13. LONG - TERM LOANS

As at 30 September 2007 and 31 December 2006, the Company and its subsidiaries have outstanding long - term loans as follows :

(Unit : Million Baht)

	CONSOLIDATED 30 September 2007	CONSOLIDATED 31 December 2006	SEPARATE F/S 30 September 2007	SEPARATE F/S 31 December 2006
Long - term loans	6,205	2,841	4,754	1,245
Less : current portion	(1,497)	(869)	(975)	(527)
Net	4,708	1,972	3,779	718

Movements in the long - term loans during the nine-month period ended 30 September 2007 are summarized below :

(Unit : Million Baht)

	CONSOLIDATED	SEPARATE F/S
Balance as at 1 January 2007	2,840	1,245
Add : additional borrowings	692	580
Add : Reclassified	3,470	3,470
Less : Repayment	(850)	(594)
Less : Translation adjustment	53	53
Balance as at 30 September 2007	6,205	4,754

During the period, the Company reclassified loan for investment in Potash mining project from short-term loan to long-term loan as the specific condition indicated that the Company will have to settle full amount within 6 months from the date the subsidiary obtains mining concession. However, should the subsidiary not receive the approval for mining concession within 31 May 2008, the Company will have to repay Baht 165 million per quarter from August 2008.

Parts of long - term loans are secured by the pledge of parts of share certificates of investments in two related companies and the deeds of hypothecation of certain machinery located overseas. The loans are collateralized by the buildings and land of the Company and its subsidiaries with aggregate net book values of Baht 646 million as at 30 September 2007 (31 December 2006 : Baht 582 million), as discussed in Notes 7 and 9.

The loans of the Company and its subsidiaries bear interest at the rate of minimum loan rate (MLR).

In addition, the loan agreement contains covenants relating to various matters such as the payment of dividend and limitations on the provision of loans.

14. RELATED PARTY TRANSACTIONS

During the period, the Company and its subsidiaries had significant business transactions with related parties, which have been concluded on commercial terms and bases agreed upon in the ordinary course of businesses between the Company and those companies, as follow :

	Transfer pricing policy
Turn-key construction service income	Cost plus margin
Construction service income, not including the procurements of materials	Cost or cost plus margin
Sales of equipment	Cost
Sales of investment	Market price
Purchases of construction materials	Approximate market price
Turn-key construction expenses	Cost plus margin
Hire of construction services, not including procurements of materials	Cost
Purchases of investment	Approximate net book value
Interest on loans	Mutually agreed rate

Below is a summary of those transactions :-

(Unit : Million Baht)

	CONSOLIDATED		SEPARATE F/S	
	For the three-month periods ended 30 September			
	2007	2006	2007	2006
Transactions with subsidiaries and joint ventures				
Construction services and other income	-	-	260	475
Sale of equipment	-	-	159	-
Purchases of construction materials and services	-	-	376	233
Purchase of equipment	-	-	6	5
Transactions with associated companies				
Construction services and other income	-	2	3	2
Purchases of construction materials and services	80	130	41	80
Transactions with related companies				
Construction services and other income	882	1,092	302	322
Sale of equipment	-	4	-	-
Purchases of construction materials and services	259	229	174	176
Purchases of equipment	148	69	147	67

(Unit : Million Baht)

	CONSOLIDATED		SEPARATE F/S	
	For the nine-month periods ended 30 September			
	2007	2006	2007	2006
Transactions with subsidiaries and joint ventures				
Construction services and other income	-	-	1,041	1,635
Sale of equipment	-	-	159	-
Purchases of construction materials and services	-	-	934	473
Purchase of equipment	-	-	9	7
Transactions with associated companies				
Construction services and other income	9	14	6	8
Purchases of construction materials and services	154	188	72	93
Transactions with related companies				
Construction services and other income	3,225	3,123	837	654
Sale of equipment	-	5	-	-
Sale of investment	-	22	-	22
Purchases of construction materials and services	1,117	722	645	479
Purchases of equipment	168	143	166	139
Purchase of investment	-	22	-	-

Furthermore, the Company also has significant transactions with its related parties in respect of loans and advances.

The outstanding balances of the above transactions are presented as separate items in the balance sheet.

15. INCOME TAX

No income tax is payable on the Company's net income for the three-month and nine-month periods ended 30 September 2007 and 2006 as the Company can utilize tax losses carried forward from previous years.

Income tax for the branch in Taiwan has been calculated based on 25 percent of taxable income.

Income tax for the three-month and nine-month periods ended 30 September 2007 and 2006 of subsidiaries and joint ventures in Thailand have been calculated at the rate of 30% on the net income after adding back certain expenses which are not deductible for tax computation purposes and deducting of tax losses brought forward from previous years.

Income tax presented in the consolidated financial statement is an income tax of the overseas branches and subsidiaries that have been calculated in accordance with accounting standard and/or tax law of those countries.

16. GUARANTEES

As at 30 September 2007 and 31 December 2006, the Company has outstanding guarantees of approximately Baht 21,831 million and Baht 18,935 million, respectively, issued by financial institutions on behalf of the Company, its subsidiaries, and its joint ventures in respect of certain performance bonds required in the normal course of businesses of the Company, its subsidiaries, and its joint ventures.

As at 30 September 2007 and 31 December 2006, the Company had outstanding guarantees of approximately Baht 10,363 million and Baht 8,745 million, respectively, issued to financial institutions and its ventures to secure credit facilities granted by those financial institutions and joint venture partners to subsidiaries, associated, related companies and joint ventures. The Company had issued guarantees in proportion to its shareholding (except for Italthai Trevi Co., Ltd., Italthai Marine Co., Ltd., Aquathai Co., Ltd., ITD Cementation India Limited, and Siam Concrete and Brick Products Co., Ltd., for which the Company issued full guarantees for the credit facilities).

17. COMMITMENTS

17.1 Under the Company's rehabilitation plan, executed in 2002, the plan administrator, ITD Planner Company Limited, arranged for the establishment of a Special Purpose Vehicle (SPV) under Thai Laws. This SPV was established as a private company, with a registered share capital of Baht 0.1 million, consisting of 19,000 ordinary shares of Baht 5 each and 1,000 preference shares of Baht 5 each. The plan administrator novated debt to the SPV through allocation of these ordinary shares to the creditors in proportion to the amount of debt novated, while the preference shares will be allocated to the Company's directors. Those creditors comprise unsecured financial creditors under the master rescheduling agreement, and debts to unsecured debentureholders amounting to Baht 3,604 million. The Company has transferred its non-core assets to the SPV in exchange for the SPV to assume the debt obligations of the Company. It has to complete the sale of the non-core assets within 30 June 2007. Under the stipulations of the rehabilitation plan, there are no interest charges on the novated debt until 30 June 2007. If all of the non-core assets have not been sold off by 30 June 2007, and not all debts have been settled, the SPV has to pay off all outstanding debt on 1 July 2007. However, if all of the non-core assets have been sold off by 30 June 2007, but not all debts have been settled, the SPV will repay the outstanding portion of the novated debt in five equal installments, on 30 June and 30 December of each year, from 30 June 2008 to 30 June 2010, with interest on the remaining debt at the rate of average interest rate of MLR quoted two business days before the first day of the relevant interest period by Siam Commercial Bank Plc, Bangkok Bank Plc and Krung Thai Bank Plc minus 3% per annum, commencing 1 July 2007. Interest will be paid on the same dates as principal repayment, from 30 June 2008, onwards. Under the facility agreement between the Company and the SPV, the Company is obliged to extend loans to the SPV in amounts equal to the principal and interest which have to be paid to the creditors in the manner discussed above. As at 30 September 2007, the outstanding balance of loans amounted to Baht 1,532 million.

On June 2007, SPV sold assets and received cash of Baht 195 million and settled its debts with creditors of Baht 199 million. Those assets were sold to the Company at Baht 100 million while the appraisal value made by independent appraiser is Baht 307 million. Such transaction was approved by shareholder meeting of SPV on 26 April 2007.

17.2 As at 30 September 2007, the Company and joint ventures had the outstanding commitments with major subcontractors, classified by currencies, as follows :

	(Unit : Million Baht)
	Baht equivalent
	CONSOLIDATED
Currency	
Baht	2,163
NTD	3,381
USD	405
INR	1,659

17.3 As at 30 September 2007, the Company, its subsidiaries and its joint ventures had the following outstanding commitments as proportion of the Company in respect of purchases of materials, machinery and software and related services :

		(Unit : Million Baht)
	Baht equivalent	
	CONSOLIDATED	SEPARATE F/S
Currency		
Baht	566	541
EUR	38	26
JPY	5	-
USD	74	64
INR	33	12
SEK	28	-
DKK	11	-
NOK	4	-

17.4 As at 30 September 2007, the Company had outstanding commitment of USD 63 million in respect of uncalled portion of investments in an associated company and related company.

17.5 As at 30 September 2007, the Company had outstanding commitment of Baht 181 million in respect of uncalled portion of investments in four subsidiary companies.

18. CONTINGENT LIABILITIES

On 7 March 2003, a subsidiary company was sued by a third party company for compensation totaling approximately Baht 125.8 million for alleged negligence in driving sheet piles on top of pipelines belonging to that company, resulting in damage to its property. On 22 September 2006, the Court of First Instance ordered the subsidiary to pay damages amounting to Baht 90.1 million together with fees. On 20 December 2006, the subsidiary submitted an appeal and a petition to stay execution of the order of the Civil Court. Copies of the appeal and the petition are currently being sumitted to the plaintiff and the outcome of the case is not yet known.

19. FINANCIAL INFORMATION BY SEGMENT

The operations of the Company, its subsidiaries and its joint ventures for the three - month and nine - month periods ended 30 September 2007 and 2006 represent principally a single industry segment, turn - key construction services, and are conducted in the following geographical segments.

(Unit : Million Baht)

	Consolidated									
	For the three-month periods ended 30 September									
	Local		Overseas		Total		Elimination		Grand total	
	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006
Revenues from construction services	7,672	7,829	3,986	2,276	11,658	10,105	(508)	(398)	11,150	9,707
Gross profit (loss)	558	234	181	(951)	739	(717)	-	-	739	(717)
Gain (loss) on exchange rate									(32)	5
Other income									144	158
Administrative expenses									(260)	(306)
Allowance for doubtful accounts									(50)	(11)
Loss on impairment of assets and contingent liabilities									(15)	(630)
Share of loss from investments accounted for by equity method - net									(7)	(2)
Interest expense									(327)	(276)
Income tax									(27)	(11)
Minority interests									(33)	(6)
Net income (loss) for the period									132	(1,796)

(Unit : Million Baht)

	Consolidated									
	For the nine-month periods ended 30 September									
	Local		Overseas		Total		Elimination		Grand total	
	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006
Revenues from construction services	22,801	20,717	11,994	8,211	34,795	28,928	(1,385)	(1,212)	33,410	27,716
Gross profit (loss)	1,864	1,148	509	(701)	2,373	447	-	-	2,373	447
Loss on exchange rate									(77)	(115)
Other income									609	464
Administrative expenses									(941)	(916)
Reversal of allowance (allowance) for doubtful accounts									73	(27)
Reversal of allowance for impairment of investment									-	64
Loss on impairment of assets and contingent liabilities									(15)	(630)
Loss from devaluation of investments									(20)	-
Share of profit from investments accounted for by equity method - net									7	10
Interest expense									(951)	(664)
Income tax									(113)	(32)
Minority interests									(52)	(21)
Net income (loss) for the period									893	(1,420)

(Unit : Million Baht)

	As at 30 September 2007 and 31 December 2006									
	Local		Overseas		Total		Elimination		Grand total	
	30 Sep 2007	31 Dec 2006	30 Sep 2007	31 Dec 2006	30 Sep 2007	31 Dec 2006	30 Sep 2007	31 Dec 2006	30 Sep 2007	31 Dec 2006
Property, plant and equipment - net	12,703	13,153	2,525	2,045	15,228	15,198	22	42	15,250	15,240
Other assets	32,733	35,076	13,268	10,008	46,001	45,084	(9,071)	(9,671)	36,930	35,413
Total assets	45,436	48,229	15,793	12,053	61,229	60,282	(9,049)	(9,629)	52,180	50,653

20. FINANCIAL INSTRUMENTS

Foreign currency risk

Forward exchange contracts which remained outstanding on 30 September 2007 are summarised below :

Currency	Balance (million)	Forward contract exchange rate
JPY (buy)	378.4	0.2932
EUR (buy)	0.3	50.85

Below is the summary of the Group's foreign currency denominated assets and liabilities as at 30 September 2007 which were unhedged.

	CONSOLIDATED (Net)				
	EUR million	USD million	JPY million	SGD Million	VND Million
Assets in foreign currency	-	19	910	1	606
Trade accounts payable	3	1	150	1	-
Trade accounts payable – related companies	-	1	1,054	-	-
Hire-purchase payables	-	-	1,203	-	-
Advances received from customers under construction contracts	-	-	56	-	220
Loan from financial institution	-	1	-	-	-

	SEPARATE F/S (Net)				
	EUR million	USD Million	JPY million	SGD Million	VND Million
Assets in foreign currency	-	19	73	-	606
Hire-purchase payables	-	-	1,203	-	-
Accounts payable – related companies	-	1	-	-	-
Advances received from customers under construction contracts	-	-	19	-	220
Loan from financial institution	-	1	-	-	-

The Group will earn future revenues in foreign currencies in an amount of approximately USD 319 million, INR 34,882 million, PHP 465 million, NTD 3,351 million, JPY 530 million and UAE 14 million.

21. INVESTMENT IN A POTASH MINE PROJECT

The Company has investment in a potash mine project of Baht 3,236 million that the concession for the project is being processed from the government. The Company's management believes that this project will generate benefits both for nearby areas and for the country, and the project will be approved by the government and operational as planned.

22. ACQUISITION OF INVESTMENT

On 6 June 2007, the Company invested in ordinary shares of Italian - Thai Land Co., Ltd., Khun Ka Palang Thai Co., Ltd., Palit Pallang Ngan Co., Ltd. and Palang Thai Kaowna Co., Ltd. which were purchased from Special Purpose Vehicle (SPV).

The book value of assets and liabilities acquired at the acquisition date are summarized below :

(Unit : Thousand Baht)

	Italian - Thailand Co., Ltd.	Khun Ka Palang Thai Co., Ltd.	Palit Palang Ngan Co., Ltd	Palang Thai Kaowna Co., Ltd.	Total
Cash and cash equivalents	3	158	46	41	248
Land	70,429	39,215	36,634	49,487	195,765
Other current assets	-	108	50	-	158
Trade accounts payable	(8,783)	-	-	-	(8,783)
Short term loan from related parties	(329,927)	(456,097)	(92,533)	(120,659)	(999,216)
Accrued expenses	(224,461)	-	-	-	(224,461)
Other current liabilities	(30)	(30)	(48)	(170)	(278)
Book value of net assets	(492,769)	(416,646)	(55,851)	(71,301)	(1,036,567)
Portion holding	99.99	61.48	61.48	74.93	
Net cash outflow on acquisition of subsidiaries	50	50	50	50	200

The book value of assets and liabilities approximately their fair value, except the fair value of land which is approximately Baht 317 million. The Company, however, has not recognized the difference in land values because of the fluctuation in current economic condition may have some effect to such land values.

23. RECLASSIFICATION

Certain amounts in the financial statements issued in the previous period, as presented herein for comparative purpose, have been reclassified to conform with the current period classification, with no effect on previously reported net income or shareholders' equity.

24. OTHER

On 17 January 2007, the National Assets Examination Committee (NAEC) issued an order appointing an inspection subcommittee to investigate the procurement of a baggage-handling system and the CTX bomb scanners for Suvarnabhumi Airport. Subsequently on 14 February 2007, the Company and a joint venture received the accusation letter from the NAEC with a notice to lodge any objection within 7 days from receiving date of the letter. The management of the Company has confirmed the full cooperation with the investigation committee. Subsequently, there was an unofficial disclosure from the investigation subcommittee that cracks on the runways and taxiways at Suvarnabhumi Airport was caused by the higher level of underground water, not caused by the poor performance of the construction.

The Company's management believes that the cracks on the runways and taxiways are not the fault from the poor performance of the construction undertaken by the Joint Ventures. Therefore, no provision is required in the accounts. As at 30 September 2007, the Company and Joint Ventures have not received an claim for any damages on the matters referred to above.

25. SUBSEQUENT EVENT

In October 2007, the Company has invested 15% in ordinary shares of Thai Contractors Asset Co., Ltd. which is principally engaged in the real estate business of Baht 37.5 million.

The Company invested in a new associate company to be engaged in a bauxite mine and construction of hydro-electric dam in Laos with registered share capital at USD 20 million for which the Company's investment represents 33% of total capital which is not yet called for paid up such share capital.

26. APPROVAL OF INTERIM FINANCIAL STATEMENTS

These interim financial statements were authorised by the Company's authorised director on 13 November 2007.

The Report of material events field with the Stock Exchange of Thailand ("SET") from November 2007- January 2008

Translation

Reference the resolutions made by Board of Directors' meeting of Italian-Thai Development Public Co.,Ltd., No. 5/12/2007 held on December 11,2007, the company would like to revise Clause No. 1 and No.3 as following :-

Existing wording

1.To approve the issuance and offer of convertible debentures of the Company as follows:

Exercise period	:	Throughout the maturity period
End of exercise period	:	The end of the maturity period
Exercise ratio and conversion price	:	A unit of convertible debenture can be converted into newly-issued ordinary shares in a number equaling the par value of convertible debenture divided by the conversion price of convertible debenture. The conversion price for a newly-issue ordinary share shall be considered by the Board of Directors or any person assigned by the Board of Directors. In this regard, the conversion price shall not be less than the market price based on the average closing price of the Company's shares on the Stock Exchange of Thailand for the 15 days prior to the date of conducting of the Bookbuild.
Number of ordinary shares issued to accommodate the conversion	:	Not exceeding 728,000,000 shares
Allocation method	:	Convertible debentures will be offered, domestically and internationally, to the public and/or specific investors and/or institutional investors or investors having special characteristic under the Securities and Exchange Commission Notification No. GorJor. 32/2544, Re: Application for and Approval of Offer of Newly-Issued Debentures dated October 19, 2001 (as well as its amendment). The convertible debentures may be offered once or several times.
Effect on shareholders	:	In the case that the shareholder exercises the conversion right to convert all convertible debentures, the voting right of such shareholder will decrease by not more than 14.79 percent of paid-up registered capital after capital increase. It is expected that any effect on earnings per share will occur in an initial period only.

However, according to the current growth of economy of the Company, the Company expects that the earnings per share will increase to compensate the shareholder for any a long-term effects.

Price dilution effect - because the Company offers the conversion price at the rate higher or equal to a current market price and the offering is made to the public, therefore, the effect on the current market price of shares may not be occurred

Circumstances requiring issuance of new shares to reserve for conversion of the Company's convertible debentures	:	Any circumstance as specified in Clause 35/5 of the Securities and Exchange Commission Notification No. GorJor. 32/2544, Re: Application for and Approval of Re: Application for and Approval of Offering Newly-Issued Debentures dated October 19, 2001 (as well as its amendment)

The Board of Directors and/or any person assigned by the Board of Directors shall have the power to consider and determine details and other conditions relating to issuance of the convertible debentures such as type of convertible debentures, the number of convertible debentures to be issued and offered on each occasion, maturity period, exercise period, the end of exercise period or circumstance requiring issuance of new shares and interest calculation and payment method. This includes negotiation, agreement and execution of related documents and contracts as well as taking any action necessary, proper and relating to the convertible bonds and listing ordinary shares from the conversion on the Stock Exchange of Thailand.

3. Consideration and approval of allocation of 728,000,000 newly issued ordinary shares at the par value of Baht 1 per share as detailed below :

The Board of Directors and/or any person assigned by the Board of Directors shall have the power to consider and determine details and other relating conditions such as the number of ordinary shares to be issued and offered on each occasion, price, subscription period, payment, as well as to sign related documents, take any action necessary, proper and relating to the ordinary shares for capital increase, provide information and submit documents and evidence to the Office of Securities and Exchange Commission, the Stock Exchange of Thailand, the Ministry of Commerce or any other relevant agency and assign Ms. Preawphan Vatayanont , Assistant to Vice President (Corporate Service Division) to be a person who sign on all pages of the Registration Statement and draft of prospectus of the Company.

Revised wording

Exercise period	:	The period after 40 days (or other period as determined by the Board of Directors) as from the date of issuance of convertible debentures up to the end of conversion period.

End of exercise period	:	7 business days before the redemption date.
Exercise ratio and conversion price	:	A unit of convertible debenture can be converted into newly-issued ordinary shares in a number equaling the par value of convertible debenture divided by the conversion price of convertible debenture. The conversion price for a newly-issue ordinary share shall be considered by the Board of Directors or any person assigned by the Board of Directors. In this regard, the conversion price shall not be less than the market price based on the volume weighted average closing price of the Company's shares on the Stock Exchange of Thailand for the 15 days prior to the date of conducting of the Bookbuild for the issuance of convertible debentures.
Number of ordinary shares issued to accommodate the conversion	:	Not exceeding 728,000,000 (Seven hundred twenty-eight million) shares which is equaling to not exceeding 17 percent of paid up capital of the company as at 2 January 2008.
Allocation method	:	Convertible debentures will be offered, domestically and internationally, to the public and/or specific investors and/or institutional investors or investors having special characteristic under relevant notification issued by the Securities and Exchange Commission. The convertible debentures may be offered once or several times.
Effect on shareholders	:	In the case that the shareholder exercises the conversion right to convert all convertible debentures, the voting right of such shareholder will decrease by not more than approximately 14.79 percent of paid-up registered capital after capital increase. It is expected that any effect on earnings per share will occur in an initial period only. However, according to the current growth of economy of the Company, the Company expects that the earnings per share will increase to compensate the shareholder for any a long-term effects. However, the effect on earnings per share cannot be determined as the company was loss last year. Price dilution effect - because the Company offers the conversion price at the rate higher or equal to a current market price, therefore, the effect on the current market price of shares may not be occurred
Circumstances requiring issuance of new shares to reserve for conversion of the Company's convertible debentures	:	Any circumstance as specified in the relevant notification issued by the Securities and Exchange Commission in relation to the issuance and offering of newly issued debentures.

3. Consideration and approval of allocation of 728,000,000 newly issued ordinary shares at the par value of Baht 1 per share as detailed below :

The Board of Directors and/or any person assigned by the Board of Directors shall have the power to consider and determine details and other relating conditions such as the number of ordinary shares to be issued and offered on each occasion, price, subscription period, payment, as well as to sign related documents, take any action necessary, proper and relating to the ordinary shares for capital increase, provide information and submit documents and evidence to the Office of Securities and Exchange Commission, the Stock Exchange of Thailand, the Ministry of Commerce and any other relevant agency and assign Ms. Preawphan Vatayanont , Assistant to Vice President (Corporate Service Division) to be a person who sign on all pages of any documents filed by the Company to the Securities and Exchange Commission and other relevant agency, for example application for offering of newly issued debentures or the Registration Statement and draft of prospectus of the Company.

Thus, please be informed the details of the Convertible Bonds of Clause 1 and 3 are following:

Existing wording

Type	:	All types of named convertible debentures which can be converted into ordinary shares.
Numbers of convertible debentures	:	Not more than US$ 200,000,000 or an equivalent amount in any other currency.
Maturity period	:	Not exceeding seven years from the date of issuance
Exercise period	:	Throughout the maturity period
End of exercise period	:	The end of the maturity period
Exercise ratio and conversion price	:	A unit of convertible debenture can be converted into newly-issued ordinary shares in a number equaling the par value of convertible debenture divided by the conversion price of convertible debenture. The conversion price for a newly-issue ordinary share shall be considered by the Board of Directors or any person assigned by the Board of Directors. In this regard, the conversion price shall not be less than the market price based on the average closing price of the Company's shares on the Stock Exchange of Thailand for the 15 days prior to the date of conducting of the Bookbuild.
Number of ordinary shares issued to accommodate the	:	Not exceeding 728,000,000 shares

conversion

Allocation method	:	Convertible debentures will be offered, domestically and internationally, to the public and/or specific investors and/or institutional investors or investors having special characteristic under the Securities and Exchange Commission Notification No. GorJor. 32/2544, Re: Application for and Approval of Offer of Newly-Issued Debentures dated October 19, 2001 (as well as its amendment). The convertible debentures may be offered once or several times.
Effect on shareholders	:	In the case that the shareholder exercises the conversion right to convert all convertible debentures, the voting right of such shareholder will decrease by not more than 14.79 percent of paid-up registered capital after capital increase. It is expected that any effect on earnings per share will occur in an initial period only. However, according to the current growth of economy of the Company, the Company expects that the earnings per share will increase to compensate the shareholder for any a long-term effects. Price dilution effect - because the Company offers the conversion price at the rate higher or equal to a current market price and the offering is made to the public, therefore, the effect on the current market price of shares may not be occurred
Redemption prior to the maturity period	:	Holders of convertible debentures have the right or have no right to request redemption of convertible shares prior to the maturity period, provided that it shall be in accordance with the terms and conditions of the convertible debentures to be issued on each occasion.
Circumstances requiring issuance of new shares to reserve for conversion of the Company's convertible debentures	:	Any circumstance as specified in Clause 35/5 of the Securities and Exchange Commission Notification No. GorJor. 32/2544, Re: Application for and Approval of Re: Application for and Approval of Offering Newly-Issued Debentures dated October 19, 2001 (as well as its amendment)

The Board of Directors and/or any person assigned by the Board of Directors shall have the power to consider and determine details and other conditions relating to issuance of the convertible debentures such as type of convertible debentures, the number of convertible debentures to be issued and offered on each occasion, maturity period, exercise period, the end of exercise period or circumstance requiring issuance of new shares and interest calculation and payment method. This includes negotiation, agreement and execution of related documents and contracts as well as taking any action necessary, proper and relating to the convertible bonds and listing ordinary shares from the conversion on the Stock Exchange of Thailand.

3. Consideration and approval of allocation of 728,000,000 newly issued ordinary shares at the par value of Baht 1 per share as detailed below :

Not more than 728,000,000 newly issued ordinary shares in whole or in part will be reserved for the conversion of the convertible debentures, in an aggregated number of not more than 728,000,000 shares.

The Board of Directors and/or any person assigned by the Board of Directors shall have the power to consider and determine details and other relating conditions such as the number of ordinary shares to be issued and offered on each occasion, price, subscription period, payment, as well as to sign related documents, take any action necessary, proper and relating to the ordinary shares for capital increase, provide information and submit documents and evidence to the Office of Securities and Exchange Commission, the Stock Exchange of Thailand, the Ministry of Commerce or any other relevant agency and assign Ms. Preawphan Vatayanont , Assistant to Vice President (Corporate Service Division) to be a person who sign on all pages of the Registration Statement and draft of prospectus of the Company.

Revised wording

1.To approve the issuance and offer of convertible debentures of the Company as follows:

Type	:	All types of named convertible debentures which can be converted into ordinary shares.
Numbers of convertible debentures	:	Not more than US$ 200,000,000 (Two hundred million US Dollar) or an equivalent amount in any other currency.
Maturity period	:	Not exceeding seven years from the date of issuance.
Exercise period	:	The period after 40 days (or other period as determined by the Board of Directors) as from the date of issuance of convertible debentures up to the end of conversion period.
End of exercise period	:	7 business days before the redemption date.
Exercise ratio and conversion price	:	A unit of convertible debenture can be converted into newly-issued ordinary shares in a number equaling the par value of convertible debenture divided by the conversion price of convertible debenture. The conversion price for a newly-issue ordinary share shall be considered by the Board of Directors or any person assigned by the Board of Directors. In this regard, the conversion price shall not be less than the market price based on the volume weighted average closing price of the Company's shares on the Stock Exchange of Thailand for the 15 days prior to the date of conducting of the Bookbuild for the issuance of

convertible debentures.

Number of ordinary shares issued to accommodate the conversion	:	Not exceeding 728,000,000 (Seven hundred twenty-eight million) shares which is equaling to not exceeding 17 percent of paid up capital of the company as at 2 January 2008.
Allocation method	:	Convertible debentures will be offered, domestically and internationally, to the public and/or specific investors and/or institutional investors or investors having special characteristic under relevant notification issued by the Securities and Exchange Commission. The convertible debentures may be offered once or several times.
Effect on shareholders	:	In the case that the shareholder exercises the conversion right to convert all convertible debentures, the voting right of such shareholder will decrease by not more than approximately 14.79 percent of paid-up registered capital after capital increase. It is expected that any effect on earnings per share will occur in an initial period only. However, according to the current growth of economy of the Company, the Company expects that the earnings per share will increase to compensate the shareholder for any a long-term effects. However, the effect on earnings per share cannot be determined as the company was loss last year. Price dilution effect - because the Company offers the conversion price at the rate higher or equal to a current market price, therefore, the effect on the current market price of shares may not be occurred
Redemption prior to the maturity period	:	Holders of convertible debentures have the right or have no right to request redemption of convertible shares prior to the maturity period, and the Company may have or may not have right to redeem the convertible debentures prior to the maturity period provided that it shall be in accordance with the terms and conditions of the convertible debentures to be issued on each occasion.
Circumstances requiring issuance of new shares to reserve for conversion of the Company's convertible debentures	:	Any circumstance as specified in the relevant notification issued by the Securities and Exchange Commission in relation to the issuance and offering of newly issued debentures.

The Board of Directors and/or any person assigned by the Board of Directors shall have the power to consider and determine and change details and other conditions relating to issuance of the convertible debentures such as type of convertible debentures, the number of convertible debentures to be issued and offered on each occasion (if such convertible

debentures are offered more than one series), maturity period, interest calculation and payment method, exercise period, and the date determined for bookbuild calculation, the end of exercise period or circumstance requiring issuance of new shares, etc. This includes negotiation, agreement and execution of related documents and contracts as well as taking any action necessary, proper and relating to the convertible bonds and listing ordinary shares from the conversion on the Stock Exchange of Singapore or other Stock Exchange and listing ordinary shares from conversion on the Stock Exchange of Thailand.

3. Consideration and approval of allocation of 728,000,000 newly issued ordinary shares at the par value of Baht 1 per share as detailed below :

Not more than 728,000,000 (Seven hundred twenty-eight million) newly issued ordinary shares in whole or in part will be reserved for the conversion of the convertible debentures, in an aggregated number of not more than 728,000,000 (Seven hundred twenty-eight million) shares.

The Board of Directors and/or any person assigned by the Board of Directors shall have the power to consider and determine details and other relating conditions such as the number of ordinary shares to be issued and offered on each occasion, price, subscription period, payment, as well as to sign related documents, take any action necessary, proper and relating to the ordinary shares for capital increase, provide information and submit documents and evidence to the Office of Securities and Exchange Commission, the Stock Exchange of Thailand, the Ministry of Commerce and any other relevant agency and assign Ms. Preawphan Vatayanont , Assistant to Vice President (Corporate Service Division) to be a person who sign on all pages of any documents filed by the Company to the Securities and Exchange Commission and other relevant agency, for example application for offering of newly issued debentures or the Registration Statement and draft of prospectus of the Company.

Translation

Subject: To inform of Director's resignation

ITD is pleased to inform SET that the resignation of Mr. Boonmee Pisanuwongse from being a Director of Italian-Thai Development Public Company Limited beginning from January 1, 2008 onwards.

Capital Increase Report Form

Italian-Thai Development Public Company Limited

December 12, 2007

We, Italian-Thai Development Public Company Limited, hereby report the resolutions of the Board of Directors' Meeting No. 5/12/2007 held on December 11, 2007 from 12.52 p.m. to 4.20 p.m. in respect of a capital increase and allocation of shares for capital increase as follows:

1. Capital increase:

The Board of Directors' Meeting passed the resolution approving:

(1) increase of the Company's registered capital from Baht 4,193,678,180 to Baht 4,921,678,180 by issuing 728,000,000 ordinary shares at the par value of Baht 1 each, totaling Baht 728,000,000.

2. Allocation of capital increase shares:

The Board of Directors' Meeting passed the resolution approving the allocation of 728,000,000 ordinary shares at the par value of Baht 1 each, totaling Baht 728,000,000 as detailed below:

2.1 Details of Allocation

Allotted to	Number of shares (Shares)	Ratio (Old:New)	Sale Price per Share (Baht)	Subscription and payment period	Remark
Existing Shareholders	-	-	-	-	-
General public	-	-	-	-	-
Any person (specify) specific investors and/or institutional investors or investors having special characteristics in accordance with the	-	-	-	-	-

Allotted to	Number of shares (Shares)	Ratio (Old:New)	Sale Price per Share (Baht)	Subscription and payment period	Remark
notification of Securities and Exchange Commission					
For supporting the conversion /exercise of the right of *(specify)* To be reserved for the conversion of the Company's convertible debentures	Not exceeding 728,000,000	see Remark (2)	-	-	see Remark (1) and (2)

Remark: (1) The Board of Directors or any person designated by the Board of Directors shall determine details regarding the offer of capital increase shares to the general public and the reservation for the conversion of the Company's convertible debentures such as price, subscription period and payment for shares.

(2) Preliminary Details of the warrants

Type	:	All types of named convertible debentures which can be converted into ordinary shares.
Numbers of convertible debentures	:	Not more than US$ 200,000,000 or an equivalent amount in any other currency.
Maturity period	:	Not exceeding seven years from the date of issuance
Exercise period	:	Throughout the maturity period
End of exercise period	:	The end of the maturity period
Exercise ratio and conversion price	:	A unit of convertible debenture can be converted into newly-issued ordinary shares in a number equaling the par value of convertible debenture divided by the

		conversion price of convertible debenture. The conversion price for a newly-issue ordinary share shall be considered by the Board of Directors or any person assigned by the Board of Directors. In this regard, the conversion price shall not be less than the market price based on the average closing price of the Company's shares on the Stock Exchange of Thailand for the 15 days prior to the date of conducting of the Bookbuild.
Number of ordinary shares issued to accommodate the conversion	:	Not exceeding 728,000,000 shares
Allocation method	:	Convertible debentures will be offered, domestically and internationally, to the public and/or specific investors and/or institutional investors or investors having special characteristic under the Securities and Exchange Commission Notification No. GorJor. 32/2544, Re: Application for and Approval of Offer of Newly-Issued Debentures dated October 19, 2001 (as well as its amendment). The convertible debentures may be offered once or several times.
Effect on shareholders	:	In the case that the shareholder exercises the conversion right to convert all convertible debentures, the voting right of such shareholder will decrease by not more than 14.79 percent of paid-up registered capital after capital increase. It is expected that any effect on earnings per share will occur in an initial period only. However, according to the current growth of economy of the Company, the Company expects that the earnings per share will increase to compensate the shareholder for any a long-term effects. Price dilution effect - because the Company offers the conversion price at the rate high or equal to a current market price and the offering is made to the public, therefore, the effect on the current market price of shares may not be occurred.
Redemption prior to the maturity period	:	Holders of convertible debentures have the right or have no right to request rede mption of convertible shares prior to the maturity period, provided that it shall be in accordance with the terms and conditions of the

convertible debentures to be issued on each occasion.

Circumstances requiring issuance of new shares to reserve for conversion of the Company's convertible debentures	:	Any circumstance as specified in Clause 35/5 of the Securities and Exchange Commission Notification No. GorJor. 32/2544, Re: Application for and Approval of Re: Application for and Approval of Offering Newly-Issued Debentures dated October 19, 2001 (as well as its amendment)

2.2 In case that there is a fraction of shares remaining:

2.2.1 Allocation to the existing shareholders:

-None-

2.2.2 Allocation to the general public:

-None-

2.2.3 Allocation to specific investors and/or institutional investors or investors having special characteristics in accordance with the notification of Securities and Exchange Commission

-None-

2.2.4 Allocation to be reserved for the exercising of the warrants representing the right to purchase the ordinary shares of the Company issued and allocated to the existing shareholders

-None-

2.3 The number of shares remaining from the allocation:

-None-

3. Schedule for the Extraordinary General Meeting of Shareholders to consider and approve the allocation of the capital increased shares :

The Extraordinary General Meeting of Shareholders No. 1/2008 is scheduled to be held on January 14, 2008 at 2.30 p.m. at the head office's conference room, 37th floor, Ital-Thai Tower, No. 2034/132-161, New Phetchaburi Road, Bang Kapi Subdistrict, Huai Khwang District, Bangkok. Accordingly, the closing date of the

share register book to determine the shareholders' entitlement to attend the Extraordinary General Meeting of Shareholders No. 1/2008 shall be December 26, 2007 at 12.00 a.m. until the completion of the meeting.

4. Approval of the allocation of the capital increased shares:

The Company will file an application for the offering of newly-issued debentures of the Company with the Office of the Securities and Exchange Commission.

5. Objectives of the capital increase and plan for utilizing proceeds derived from the capital increase:

The Company will use the proceeds derived from the sale of the convertible debentures as reserve for investment in the project that can make high value of return to the Company and as working capital of the Company.

6. Benefits which the Company will receive from the capital increase/the allocation of shares for capital increase:

This will provide revenue and create financial liquidity for the Company.

7. Benefits which the shareholders will receive from the capital increase/the allocation of shares for capital increase:

7.1 Dividend policy:

The Company has a policy to distribute dividends to the shareholders on a yearly basis at the rate based on the operational result but not lower than 40 percent of the net profit after tax deduction, if there is no other necessary and the said dividend payment does not materially affect the normal operation of the Company.

7.2 Subscriber of new shares issued for capital increase in this time shall be entitled to receive dividends from:

-

7.3 Other

-

8. **Other details necessary for shareholders to approve the allocation of shares for capital increase:**

-None-

9. **Schedule of action where the Board of Directors of the Company resolved to approve the allocation of shares capital increase:**

See attachment.

The Company hereby certifies that the information contained in this report is true and complete in all respects.

....	....
(Mrs. Nijaporn Charanachitta)	(Mr. Pathai Chakornbundit)
Senior Executive Vice President	Executive Vice President

Attachment

Schedule of Action Where the Board of Directors Resolved to Approve the Allocation of Shares for Capital Increase

Action	Date and Time
1. Schedule for the Board of Directors' Meeting No. 5/12/2007 to approve the issuance and offer of convertible debentures of the Company	December 11, 2007
2. Schedule for the closing date of the share register book to suspend transfer of shares for the right to participate in the Extraordinary General Meeting of Shareholders No. 1/2008	December 26, 2007 at 12.00 a.m. until the completion of the meeting
3. Schedule for the Extraordinary General Meeting of Shareholders No. 1/2008 approve the issuance and offer of convertible debentures of the Company	January l4, 2008

Translation

Italian-Thai Development Plc (ITD) informed the resolutions made by Board of Director's meeting No. 5/12/2007 held on December 11,2007 at head office 40th floor as follow :

1.To approve the issuance and offer of convertible debentures of the Company as follows:

Type	:	All types of named convertible debentures which can be converted into ordinary shares.
Numbers of convertible debentures	:	Not more than US$ 200,000,000 or an equivalent amount in any other currency.
Maturity period	:	Not exceeding seven years from the date of issuance
Exercise period	:	Throughout the maturity period
End of exercise period	:	The end of the maturity period
Exercise ratio and conversion price	:	A unit of convertible debenture can be converted into newly-issued ordinary shares in a number equaling the par value of convertible debenture divided by the conversion price of convertible debenture. The conversion price for a newly-issue ordinary share shall be considered by the Board of Directors or any person assigned by the Board of Directors. In this regard, the conversion price shall not be less than the market price based on the average closing price of the Company's shares on the Stock Exchange of Thailand for the 15 days prior to the date of conducting of the Bookbuild.
Number of ordinary shares issued to accommodate the conversion	:	Not exceeding 728,000,000 shares
Allocation method	:	Convertible debentures will be offered, domestically and internationally, to the public and/or specific investors and/or institutional investors or investors having special characteristic under the Securities and Exchange Commission Notification No. GorJor. 32/2544, Re: Application for and Approval of Offer of Newly-Issued Debentures dated October 19, 2001 (as well as its amendment). The convertible debentures may be offered once or several times.

Effect on shareholders	:	In the case that the shareholder exercises the conversion right to convert all convertible debentures, the voting right of such shareholder will decrease by not more than 14.79 percent of paid-up registered capital after capital increase. It is expected that any effect on earnings per share will occur in an initial period only. However, according to the current growth of economy of the Company, the Company expects that the earnings per share will increase to compensate the shareholder for any a long-term effects. Price dilution effect - because the Company offers the conversion price at the rate higher or equal to a current market price and the offering is made to the public, therefore, the effect on the current market price of shares may not be occurred
Redemption prior to the maturity period	:	Holders of convertible debentures have the right or have no right to request redemption of convertible shares prior to the maturity period, provided that it shall be in accordance with the terms and conditions of the convertible debentures to be issued on each occasion.
Circumstances requiring issuance of new shares to reserve for conversion of the Company's convertible debentures	:	Any circumstance as specified in Clause 35/5 of the Securities and Exchange Commission Notification No. GorJor. 32/2544, Re: Application for and Approval of Re: Application for and Approval of Offering Newly-Issued Debentures dated October 19, 2001 (as well as its amendment)

The Board of Directors and/or any person assigned by the Board of Directors shall have the power to consider and determine details and other conditions relating to issuance of the convertible debentures such as type of convertible debentures, the number of convertible debentures to be issued and offered on each occasion, maturity period, exercise period, the end of exercise period or circumstance requiring issuance of new shares and interest calculation and payment method. This includes negotiation, agreement and execution of related documents and contracts as well as taking any action necessary, proper and relating to the convertible bonds and listing ordinary shares from the conversion on the Stock Exchange of Thailand.

2. Consideration and approval of increase of the registered capital by Baht 728,000,000 from the existing registered capital of Baht 4,193,678,180 to Baht 4,921,678,180 by issuing 728,000,000 ordinary shares at the par value of Baht 1 per share.

3. Consideration and approval of allocation of 728,000,000 newly issued ordinary shares at the par value of Baht 1 per share as detailed below :

Not more than 728,000,000 newly issued ordinary shares in whole or in part will be reserved for the conversion of the convertible debentures, in an aggregated number of not more than 728,000,000 shares.

The Board of Directors and/or any person assigned by the Board of Directors shall have the power to consider and determine details and other relating conditions such as the number of ordinary shares to be issued and offered on each occasion, price, subscription period, payment, as well as to sign related documents, take any action necessary, proper and relating to the ordinary shares for capital increase, provide information and submit documents and evidence to the Office of Securities and Exchange Commission, the Stock Exchange of Thailand, the Ministry of Commerce or any other relevant agency and assign Ms. Preawphan Vatayanont , Assistant to Vice President (Corporate Service Division) to be a person who sign on all pages of the Registration Statement and draft of prospectus of the Company.

4. Consideration and approval of amendment of Clause 4. of the Memorandum of Association to be in the line with the increase of the registered capital by using the following statement.

"Clause 4.The registered capital of Baht 4,921,678,180 (Four thousand nine hundred twenty-one million six hundred seventy-eight thousand one hundred and eighty Baht) is divided into 4,921,678,180 (Four thousand nine hundred twenty-one million six hundred seventy-eight thousand one hundred and eighty shares) shares at the par value of 1 Baht (Baht One) per share which consists of 4,921,678,180 Four thousand nine hundred twenty-one million six hundred seventy-eight thousand one hundred and eighty shares) ordinary shares and – preferred shares."

5. Consideration and approval of holding the Extraordinary General Meeting of Shareholders No. 1/2008 on January 14, 2008 at 2.30 p.m. at the head office's conference room on 37th Floor, No. 2034/132-161 Ital-Thai Tower, New Phetchaburi Road, Bang Kapi Subdistrict, Huai Khwang District, Bangkok and Consideration and scheduling of the closing date of the share register book to determine the shareholders' entitlement to attend the Extraordinary General Meeting of Shareholders No. 1/2008 shall be December 26, 2007 at 12.00 a.m. until the completion of the meeting by considering the following matters:

1. To consider and certify the Minutes of Annual General Meeting No. 1/2007

2. To consider and approve the issuance and offer of convertible debentures of the Company.

3. To consider and approve an increase of the Company's registered capital of the Company.

4. To consider and approve an amendment of Clause 4. of the Memorandum of Association of the Company to be in line with the increase of the registered capital of the Company.

5. To consider and approve the allocation of 728,000,000 newly issued ordinary shares.

6. To consider other business (if any)

Translation

Italian-Thai Development Public Com pany Limited is pleased to inform SET that in November 2007 the Company sign ed three contracts as follo ws : -

Name of Project	Client	Contract Value (Including VAT)	Signing Date	Period of work
1. The construction of a flood protection wall along the Chaopraya River (section 1) from Klong Bang Khen to Teves Pumping Station, Bangkok	Department of Drainage and Sewerage, Bangkok Metropolitan Authority	Baht 524.00 M.	Nov 19, 2007	900 days
2. The construction of a 33 kV submarine cable, Krabi Province	Provincial Electricity Authority	Baht 810.59 M.	Nov 16, 2007	540 days
3. The construction of Mahamongkol Beau, Roi-Et Province	Mr.Sommai Somsap	Baht 98.80 M.	Nov 4, 2007	14 months

The details of each of the works are as follows:-

1. The construction of a flood protection wall along the Chaopraya River (section 1) from Klong Bang Khen to Teves Pumping Station, Bangkok

Description of works :- Construction of reinforced concrete flood protection wall and a retaining wall with a total length of 1,981 meters.
- Construction of a steel sheet pile wall and flood wall with a total length of 463 meters.
- Construction of a retaining wall with a total length of 2,879 meters.
- Construction and improvment of 15 pumping stations.
- Construction of retaining wall in a small khlong with a total length of 4,104 meters.

2. The construction of 33 kV submarine cable, Krabi province

Description of works : Survey , design and construction of a 330 kV submarine cable extension to Koh Siboya , Koh Pu, Koh Phi Phi Don, Railay bay, Tonsai bay, and Koh Lanta.

3. The construction of Mahamongkol Beau,Roi-Et Province

Description of works : Construction of a reinforced concrete Pagoda and Thai contemporary architectural work with the total area of 5,100 sq.m. and a height of 45.29 meters.

Translation

With reference to the Company's Financial Statements for the period ending 30th September 2007 submitted to the SET by our letter No. CSD 052/2007 dated 14th November 2007. The Company's net income for the first nine-month of 2007 was Baht 893.35 million. This was an increase from the same period of the previous year of Baht 2,313.58 million or 162.90%.

The Company wishes to explain the reasons contributing to the profits as follows:

1. The Company's gross profit for the first nine-month of 2007 was Baht 2,373.22 million which increased from the same period of the previous year by Baht 1,166.78 million or 96.71%. The main reasons for the increase were due to the increase of profit from the construction projects.

In the nine-month of 2007, there was no the loss from higher cost in projects such as Kol Dam Hydro-electric power project and Phulay Beach resort project as incurred in the nine-month of 2006.

The Company also recorded the increase of profits from its subsidiaries, associated companies and joint ventures including ITD Cementation India Ltd., Italthai Marine Ltd, Thai Maruken Co., Ltd. and Thai Pride Cement Co., Ltd.

2. For the first nine-month of 2006, the Company had made provision for loss on the construction project of Kol Dam Hydro-electric power project in India amounting Baht 758.05 million due to the increase in costs from delays in construction and increases in material and labor costs. This transaction did not incur in the first nine-months of 2007.

3. For the first nine-month of 2006, the Company set aside provision for the anticipated actual loss and for the amount which the Company was obliged to pay to the special purpose vehicle of Baht 630 million in 2006 and recorded this as "Allowance on impairment of assets and contingent liabilities". This transaction did not incur in the first nine-months of 2007.

The company would like to report on the effect of the change in accounting policy for investment in subsidiaries as follows:

Effective from 1 January 2007, the Company changed its accounting policy regarding investment in subsidiaries so that the separate financial statement, which formerly reported investment using the equity method, now reports using the cost method. This is to comply with Thai Accounting Standard No. 44. Thus the Company restated its financial statement by using the historical cost as the cost of the investment in subsidiaries of the separate financial statement. This adjustment caused the net income on the separate financial statement to differ from that reported in the consolidated financial statement. The Company had a net income of Baht 893.35 million for the nine-month period ended September 30, 2007, according to the consolidated financial statement. However, the separate financial statement over the same period showed a net income of Baht 848.58 million. Therefore, the Company would like to clarify with the additional information as follows:

1. After restating, the net income on the separate financial statement for the nine-month period ended September 30, 2007 and 2006 net income decreased by Baht 44.77 million and net loss decrease by Baht 182.97 million respectively (profit decreased by Baht 0.01 per share and loss decreased by Baht 0.04 per share respectively). This is because the separate financial statement did not include share of profit and loss from investment in subsidiaries, associated companies and joint ventures.

2. The effect from the restating of the items on the separate financial statement for the quarter ended September 30, 2007, such as investment in subsidiaries, associated companies and joint ventures and the retained earnings on the balance sheets, which caused the beginning of the period of the retained earnings to decrease by Baht 1,045.63 million. The cumulative effect of the accounting policy has been presented in the statement of changes in shareholders equity and in the note to the financial statements No. 1.4.

The change of accounting policy affects only the investment in subsidiaries, associated companies and joint ventures accounts in the separate financial statement. It did not have any effect on the consolidated financial statements or business fundamentals.

(Reviewed Quarter-3 and Consolidated F/S (F45-3))

Report: Reviewed Quarterly Financial Statements

Name ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED

Reviewed
(In thousands)
Ending 30 September

The Consolidated Financial Statement

	Quarter 3		For 9 Months	
Year	2007	2006	2007	2006
Net profit (loss)	132,084	(1,795,631)	893,348	(1,420,231)
EPS (baht)	0.03	(0.43)	0.21	(0.34)

The Company Financial Statement

	Quarter 3		For 9 Months	
Year	2007	2006	2007	2006
Net profit (loss)	124,734	(1,797,325)	848,575	(1,237,265)
EPS (baht)	0.03	(0.43)	0.20	(0.30)

Type of report:
Qualified Opinion with an emphasis of matters

Comment: Please see details in financial statements, auditor's report and remarks from SET SMART

"The company hereby certifies that the information above is correct and complete. In addition, the company has already reported and disseminated its financial statements in full via the SET Electronic Listed Company Information Disclosure (ELCID), and has also submitted the original report to the Securities and Exchange Commission."

Signature ____________________________
( )
Position

Authorized to sign on behalf of the company

END